Exhibit 99.1



CAN A COMPANY BE SUCCESSFUL AND ALSO IMPROVE THE LIVES OF PEOPLE IN ALL CORNERS OF THE WORLD?

Alcon Annual Report 2003

On the cover: Xigaze, Tibet. Alcon has local operations in more than 70 countries around the world, and Alcon personnel directly promote our products in virtually every country where ophthalmology is practiced. Today, we provide much needed ophthalmic training, equipment and humanitarian assistance to the developing world. Tomorrow, we firmly expect these countries will be important markets as their economies grow and they begin to deliver advanced health care to their populations.

Sales Growth Our history as a company has been characterized by steady and balanced sales growth. The stability of this performance is attributable to Alcon's commitment to participating in all major areas of eye care and in all regions of the world. Sales reached $3.41 billion in 2003, 13.2% ahead of 2002, while our compound average annual sales growth rate for the last 25 years has been 14.7%.

Sales from 1978 to 2003 *($ in billions)*



Dear Shareholders:

Alcon's performance in 2003 again demonstrated that the answer to the question posed on the cover of this report is a definite "yes!" We continued to fulfill our core mission—delivering excellent financial results for our shareholders—while enhancing the lives of people around the world by preserving and restoring vision.

Global sales grew 13.2% to reach $3.41 billion, driven by broad-based sales increases in virtually all of our major product categories and geographic regions. Operating profit rose 25.0% to $879.4 million as we capitalized on our existing global infrastructure to gain marketing, distribution and administrative efficiencies. Strong cash flow and lower interest rates led to a decline in net interest costs, and we also benefited from a reduction in our effective tax rate. As a result, net income increased 27.5% to $595.4 million. These powerful results reflect the continuation of a trend since our initial public offering and have been characteristic of Alcon's financial performance over many years.

All our product segments posted healthy sales growth buoyed by broad market share gains, a positive currency environment and underlying growth in the ophthalmic market. Pharmaceutical product sales rose 20.1% to $1.31 billion, surgical product sales increased 10.2% to $1.59 billion and consumer eye care product sales grew 6.4% to $0.51 billion in 2003. We maintained our global leadership in both pharmaceuticals and surgical as well as our number two position in consumer eye care (excluding contact lenses and eyeglasses).

New products bolstered global growth across all product lines. The introduction of important new products in all of our product categories—pharmaceutical, surgical and consumer—added to sales growth in 2003. Together, these new products accounted for $125 million in sales, though most of them did not benefit from a full year in the marketplace. These innovative new products also demonstrate Alcon's commitment to continually deliver more and better products that eye care professionals can use to improve patient care.

In pharmaceuticals, *Vigamox*™ ophthalmic solution was introduced in April and rapidly gained market acceptance. By December, it accounted for almost half of our total branded ocular anti-infective prescriptions, as physicians recognized its superior efficacy and overall clinical profile. The rapid conversion of *Ciloxan*® ophthalmic solution—which goes off patent in 2004—to *Vigamox*™ is a credit to the dedication and skill of our sales force.

In August, Alcon received U.S. FDA approval of *Ciprodex* otic suspension for the treatment of both middle and outer ear infections. This dual indication significantly expanded our ability to market otic anti-infectives because our first otic product, *CiproHC* Otic suspension, was indicated only for outer ear infections (*Ciprodex* and *Cipro* are registered trademarks of Bayer AG). Furthermore, the *Ciprodex* labeling also confirmed superior efficacy compared to the current leading product used to treat middle ear infections. With its dual indication and clinical superiority, *Ciprodex* increased our market share in this category even as we moved out of the summer season, during which outer ear infections dominate.

In the surgical arena, Alcon introduced several exciting new products that we believe will enable ophthalmic surgeons to raise the standard of care they deliver to patients. The groundbreaking *Infiniti*™ vision system combines advanced phacoemulsification technology with the revolutionary *AquaLase*® liquefaction device, which uses a warm surgical solution to gently and safely break up and remove the eye's natural lens. Equally important, the tri-modal design of the *Infiniti*™ provides a bridging technology that makes it easy to transition from traditional ultrasound cataract removal to *AquaLase*®. I congratulate our design engineers who created a highly sophisticated system that is easy for the entire surgical team to adopt.

Another groundbreaking launch was the *AcrySof*® *Natural* intraocular lens. This is the only foldable intraocular lens available in the U.S. that mimics the ability of the human eye to filter both ultraviolet and high-frequency blue light. Importantly, it does this without affecting color perception. While the long-term benefits of filtering high-frequency blue light need further investigation, the case for protecting the retina from its potentially harmful effects continues to emerge. Over time, we believe blue light filtering lenses will become the standard for intraocular lens technology, just as ultraviolet light filtering lenses have been for the last 25 years.

Late in 2002, Alcon became the first company to receive approval of a system to perform customized LASIK procedures in the U.S. The *LADARWave*® wavefront device uses optical technology, developed by NASA, to detect and measure corneal aberrations and convert them into a precise map of the cornea. The patient's unique corneal map is transferred to the *LADARVision*® 4000 eximer laser, allowing the refractive surgeon to customize each surgery to the patient's individual needs. By year's end, *CustomCornea*® system procedures accounted for almost 40% of our procedural revenues. Looking forward, Alcon still faces challenges in this area, but the reviving world economy and conversion to custom LASIK procedures should provide a better environment in which to compete.

In the consumer marketplace, this year's launch of *Systane*® lubricant eye drops for the palliative treatment of dry eye syndrome re-energized our artificial tears segment. While it is difficult to gain traction in this competitive, crowded field, we have found success by directing our promotional activities toward ophthalmologists and optometrists. It is our experience that eye care professionals appreciate the superior effect of *Systane*® in providing relief to people suffering from the pain and irritation of dry eye. As doctors increase their recommendations for *Systane*®, it has gained share steadily in the U.S. market. We are now launching it in other key geographic markets and in additional formulations, including multi-dose and unpreserved single use packages.

Significant R&D investments keep Alcon on the cutting edge. Our long-term success depends, in large part, on our ability to maintain a strong and productive research and development program. To that end, Alcon invested $350 million in research and development in 2003, and we plan to invest $2 billion more during the next five years. We believe this will be the largest eye-related R&D investment in the world by a single corporation, and we are confident this will enable us not only to fuel our current product pipeline, but also to discover—and deliver—superior therapies and products for treating or preventing eye disease in the future.

In 2003, we made significant progress on several key development projects, which we believe will become important eye care treatments of tomorrow. At the top of the list is the completion of enrollment for our Phase III clinical trial on *RETAANE*™ 15 mg depot, Alcon's candidate for treating age-related macular degeneration (AMD). A large potential market with limited treatments available today, AMD is the leading cause of blindness in people over 50 years old in the developed world. We expect to complete our filings in 2004 and be able to launch *RETAANE*™ in mid-2005.

We also completed enrollment of the final pivotal clinical study for *AcrySof® ReSTOR®* intra-ocular lens, an innovative lens that enables patients who receive it to see both near and far, thus eliminating or significantly reducing their dependence on reading glasses after lens removal. We have already introduced this exciting new technology in Europe and other markets, and interest in it is building as we steadily introduce more surgeons to this advanced intraocular lens.

These are but two of the many important products in our research pipeline that represent large market opportunities and that we expect will support our growth for many years to come.

Our employees and customers are the keys to our success. Behind our unwavering focus on the eye are the hearts and minds of the nearly 12,000 people around the globe who contribute daily to Alcon's ongoing success. We are proud to have placed on *Fortune* magazine's annual list of the 100 Best Places to Work in America for six consecutive years. Equally important are our customers—the doctors and other eye care professionals around the world whom we serve and partner with to advance the standard of eye care. These talented and dedicated individuals depend on us to develop innovative products and treatments they can use to make their own work more effective and efficient and, in some cases, even *possible* for the first time.

At Alcon, we never forget those around the world who, today, do not have access to the products and services that can preserve and restore their vision. To that end, Alcon supplies millions of dollars worth of drugs and devices each year to assist eye care specialists who volunteer their time and skill to ophthalmic missions around the world. In 2003, Alcon's support helped these professionals perform more than 22,000 cataract procedures, with global donations for Humanitarian Services programs totaling $21.5 million.

Without the dedication of our employees and the relationships we have with our customers, we would not have become—and could not remain—the global eye care leader. Our plan is to continue to translate this dedication and these relationships into increased value to you, our shareholders, for the long term. Thank you for your confidence in Alcon and for your support of our ongoing endeavors.



TIM SEAR
Chairman, President and Chief Executive Officer
Alcon, Inc.
March 15, 2004



Tim Sear
*Chairman, President
and
Chief Executive Officer*

Financial Highlights Continuing the trend since our initial public offering, Alcon posted strong financial performance in 2003. Compared to 2002, operating income grew 25.0% to $879.4 million, net income rose 27.5% to $595.4 million and net cash from operating activities increased 30.5% to $915.4 million. Two years after our IPO, net income is almost 90% ahead of 2001, our last fiscal year as a private company.

Operating Income
($ in millions)



00	01	02	03
597	589	704	879

Net Income
($ in millions)



00	01	02	03
332	316	467	595

Cash Flow from Operations
($ in millions)



00	01	02	03
431	544	701	915

Demographic Trends (2000–2030) Although eye diseases can occur at any stage of life, most are associated with advancing age. The population over 65 years of age is expected to double by 2030. Advances in medical care will result in people living longer and requiring more chronic treatment for eye disease. We expect these demographic trends to fuel demand for eye care products over both the near and long term.



More Developed Regions
(People 65+ in millions)

171 195 237 282
00   10   20   30

Less Developed Regions
(People 65+ in millions)

248 327 470 674
00   10   20   30

Total World
(People 65+ in millions)

419 522 707 956
00   10   20   30

Source: United Nations, 2003

HOW CAN A COMPANY WITH A SCIENTIFIC FOCUS SO TARGETED OFFER MEDICAL BENEFITS TO A PATIENT POPULATION SO WIDE?

Products and Patient Case Studies

Alcon Products

Throughout our history, we have discovered and brought to market treatments for many of the eye diseases that afflict people around the world. Doctors appreciate that Alcon offers virtually all the products they need for treating eye diseases. In fact, the breadth of our pharmaceutical, surgical and consumer product lines sets us apart from our competitors and has enabled us to deliver steady sales growth year after year. Beyond offering the industry's broadest array of eye care products, Alcon also has spent more than half a century building its reputation within the eye care community as the leader in product quality. Our entire organization is devoted to continually enhancing our processes in research, manufacturing, distribution, sales and service in order to exceed customers' expectations for quality and reliability.


ICaps
Unique pH
GET MORE MILEAGE
Supra CLENS
CLENS 100
Bion Tears
TRAVATAN
Viscoat
VIGAMOX
Systane
Patanol
CLERZ Plus
CIPRODEX
OPTI-FREE Express
Tears Naturale P.M.
Alcon
SILIKON 1000
STERI-UNITS



Patient Case Study

Global Intraocular Lens Market



A. *AcrySof®
Natural* 2%

B. Conventional
AcrySof® 36%

C. Other Lenses 62%

"My world was going blurry, but now it's full of rich and vibrant colors again."

I'VE ALWAYS HAD an acute sense of color. My husband, John, who is an artist and an ophthalmologist, often asks what I think about the balance of colors in his work. Recently, though, I developed a cataract and my world started going blurry. As a doctor, John wanted me to have a new lens implanted that filters out potentially harmful portions of blue light like a natural lens does. But I was afraid the new lens might diminish my ability to see colors so acutely. John assured me he had studied the data on Alcon's *AcrySof® Natural* lens and it was perfect for me. He was right. Today, my world is full of rich and vibrant colors again.

Disease:

Cataract

Product:

AcrySof® Natural
Intraocular Lens

Patient:

Karen Householder, 54

Doctors:

Norman Peterson, M.D.

John Householder, M.D.

Location:

Ventura, California

Patient Case Study

Global OTC Dry Eye Market


A
B
C

A. *Systane®* 2%

B. Other Alcon Franchise 21%

C. Other Tear Products 77%

"When my eyes began to itch and burn, I couldn't concentrate on my work."

A SHORT TIME AGO, I began experiencing an irritating sensation that something was in my eyes. I own a florist shop and play golf several times a week, but when my eyes began to itch and burn, I couldn't concentrate on my work or my game. When I went to my doctor, he explained that I suffered from severe dry eye and told me to use Alcon's *Systane®* eye drops. After just a few days, my eyes were back to normal, without any of the aggravating grittiness I felt before. I use the drops just once in the morning and my eyes feel great all day long. Now, I can focus on running my business and playing golf, rather than worrying about my eyes.

Disease:
Dry Eye

Product:
Systane® Lubricant Eye Drops

Patient:
Ken Coley, 59

Doctor:
Eric White, O.D.

Location:
San Diego, California





Patient Case Study

Global Glaucoma Population


A
B

A. Treated 39%
B. Untreated 61%

"I may have needed surgery, or worse, I could have gone blind."

WITH AN ACTIVE FAMILY LIFE and a busy engineering career, I need to be able to see what is happening every minute of the day. The problem is, I have glaucoma in both eyes. Dr. Robin tried several different treatments, but one medication caused a lot of redness while another—an insert—kept falling out. Ultimately, he turned to a new drug from Alcon, called *Travatan*®, which worked for me when others did not. Without it, I probably would have needed surgery, or worse, I could have gone blind. Since I started using *Travatan*® my vision has been stable, and with just one drop a day, it is simple and easy to use.

Disease:
Glaucoma

Product:
Travatan® Ophthalmic Solution

Patient:
Gina Marshall Johnson, 42

Physician:
Alan Robin, M.D.

Location:
Howard County, Maryland

Patient Case Study

U.S. Rx Market
Ocular vs. Nasal


A
B

A. Ocular 14%
B. Nasal 86%

"Before I got the right treatment, I had to miss a lot of activities."

I'VE HAD TROUBLE with allergies since I was five years old. The worst part is when my eyes swell up and get all red and itchy. It's really bad in the spring when the pollen count is high. Before I got the right treatment from Dr. Spangler, I had to miss a lot of activities I really enjoy, especially soccer. Now, I just put a drop of *Patanol*® in my eyes in the morning before I leave for school and I can participate in P.E. class, even when it's held outside. Because *Patanol*® works for so long, I don't have to bring it with me. Now I play on my soccer team, the Kickers, with no problems...well, except when I don't score.

Disease:
Allergy

Product:
Patanol® Ophthalmic Solution

Patient:
Abby Parnell, 10

Physician:
Dennis Spangler, M.D.

Location:
Atlanta, Georgia





Patient Case Study

U.S. Refractive Market


A
B

A. Treated Patients 7%

B. Untreated Candidates 93%

"I can't believe how sharp and clear my vision is now."

I HATED WEARING GLASSES. They always seemed to get in the way when I played sports. I tried contact lenses, but they didn't work with the shape of my eyes. When I started thinking about LASIK, my wife was nervous, so she did a lot of research. We decided to see Dr. Brint, who immediately put us at ease. He told us about a new procedure, called *CustomCornea*®, that allows the doctor to measure everything about my eyes and customize a treatment just for me. Now my vision is better than 20/20, and I'm amazed at how sharp and clear everything is. While my golf game didn't get better, it's definitely easier to find the balls I lose.

Disease:
Myopia

Product:
LADARVision® 4000
CustomCornea® System

Patient:
Michael Kearney, Jr., 36

Doctor:
Stephen Brint, M.D.

Location:
New Orleans, Louisiana

IS IT POSSIBLE TO BE THE BIGGEST AND ALSO THE MOST INNOVATIVE?

Alcon Innovations

New Product Pipeline

Alcon has sustained its industry-leading position by continually developing innovative eye care products to meet doctor and patient needs. One of every ten people at Alcon works to research, develop or register our new products. In 2003, we invested $350 million, or more than 10% of revenues, back into our research efforts. Alcon scientists collaborate closely with leading researchers around the world to advance our mutual understanding of the science of the eye. The $2 billion we plan to spend over the next five years on a wide range of research and development programs will position us to maintain our leadership in the future. We believe the sum and scope of this investment is unmatched in eye care. Today, our broad and rich pipeline includes what we believe will be cutting-edge pharmaceutical, surgical and consumer eye care products tomorrow.

PRODUCT	INDICATION	STATUS	2004	2005	2006+
Pharmaceutical					
Patanol® Once-a-Day	**Allergy**	**Filed**			
Patanol® Nasal	**Allergy**	**Phase III**			
RETAANE™	**AMD**	**Phase III**			
Travatan®/Timolol	**Glaucoma**	**Filed**			
Brimonidine 0.15% w/POLYQUAD®	**Glaucoma**	**Phase III**			
15(S)-HETE	**Dry Eye**	**Phase III**			
Moxifloxacin/Dexamethasone	**Infection/Inflammation**	**Pre-Clinical**			
Nepafenac	**Inflammation**	**Phase III**			
Surgical					
AcrySert® Insertion Device	**Cataract**	**Filed**			
Custom Cornea® Astigmatism	**Refractive**	**Filed**			
Custom Cornea® Hyperopia	**Refractive**	**Advanced**			
AcrySof® Natural Toric IOL	**Cataract**	**Advanced**			
AcrySof® ReSTOR® IOL	**Cataract**	**Advanced**			
New Viscoelastic	**Cataract**	**Advanced**			
AcrySof® Phakic IOL	**Refractive**	**Early**			
New Vitreoretinal System	**Vitreoretinal**	**Early**			
Stableyz™ Irrigating Solution	**Cataract/Vitreoretinal**	**Active**			
Consumer					
Systane® Single Use	**Dry Eye**	**Advanced**			
Systane® Next Generation	**Dry Eye**	**Advanced**			
New Contact Lens Care Solution	**Lens Care**	**Early**			

Chart reflects U.S. status and projected approval timing. All trademarks are the property of Alcon, Inc.

Pharmaceutical Products

Alcon is the largest specialty ophthalmic pharmaceutical company in the world. Our pharmaceuticals are used around the globe every day to treat the millions of people who suffer from serious eye diseases, such as glaucoma, eye infections and ocular allergies. In 2003, we launched a powerful new topical antibiotic for the eye, *Vigamox*™ ophthalmic solution, to replace our current market-leading antibiotic, which goes off patent in 2004. We expanded our glaucoma franchise by growing *Travatan*® ophthalmic solution's global market share and introducing *Azopt*® ophthalmic solution in Japan. Finally, we received U.S. FDA approval of *Ciprodex* otic suspension, which is the first combination fluoroquinolone antibiotic and anti-inflammatory approved for the treatment of both middle and outer ear infections.

In only its second full year on the market, our flagship Travatan® therapy for glaucoma surpassed $135 million in worldwide sales, achieving this level faster than any other drug in our history. We also launched Vigamox™, a potent fourth generation fluoroquinolone antibiotic for treating bacterial conjunctivitis, which by the end of 2003 accounted for almost half of our prescriptions for branded ocular anti-infectives.




Surgical Products

Alcon provides the most comprehensive portfolio of high-quality ophthalmic surgical products that span the entire surgical spectrum, including cataract and vitreoretinal systems, refractive lasers, intraocular lenses, viscoelastics, surgical solutions, sutures, needles and knives. Our introduction of the *Infiniti*™ vision system—with its advanced fluidics, convenient ergonomics and the revolutionary *AquaLase*® liquefaction device—marked a significant advance in lens removal. We bolstered our market leadership in intraocular lenses with the *AcrySof*® *Natural* lens, the first lens in the United States that filters potentially harmful blue light that may cause retinal damage. We also began installing *LADARVision*® 4000 *CustomCornea*® systems, which allow surgeons to perform customized LASIK surgeries.

The new AcrySof® Natural intraocular lens provides cataract patients, who are living longer than ever before, with added protection by closely replicating the light filtration properties of the human lens. Launched in 2003, the Infiniti™ vision system has a revolutionary tri-modal design that significantly advances the surgeon's capability to perform cataract surgery efficiently and safely.



Consumer Products

Alcon is the second largest manufacturer of eye care consumer products (excluding eyeglasses and contact lenses). Just as we do with our pharmaceutical and surgical products, we apply rigorous scientific investigation to the development of our contact lens solutions, artificial tears and ocular vitamins. This approach made *OPTI-FREE®* or *OPTI-FREE® EXPRESS®* solutions the leading soft lens multi-purpose disinfection brands in the U.S., Europe and Japan in 2003. It has also led to the development of *Systane®* lubricant eye drops, which have provided patients with advanced therapy for the discomfort and irritation of dry eyes. In addition, the National Eye Institute's Age Related Eye Disease Study has led to sharply higher sales of our *ICAPS® AREDS* ocular vitamins, as doctors increasingly recommend them for patients at risk of retinal disease.

Alcon's new **Systane**® *lubricant eye drops, which are sold over the counter, have been proven to reduce the signs and symptoms of severe dry eye better than its leading competitor. As the first product to receive U.S. FDA approval to claim "Lasting Comfort" on its label, our* **OPTI-FREE**® **EXPRESS**® **Lasting Comfort No Rub**™ *Formula provides outstanding comfort to contact lens wearers throughout the day.*



HOW DO YOU TURN PHYSICIANS AND RESEARCHERS INTO PARTNERS?

Alcon Relationships



Charles Kelman, M.D. (Boca Raton, Florida): "Years ago, when I invented cataract phaco-emulsification, it was fairly primitive, but still a huge step forward for ophthalmology. Since then, Alcon has worked tirelessly with me to refine the process and make it the global standard that benefits millions of patients each year."



Lisa Brothers Arbisser, M.D. (Davenport, Iowa): "Every time I work with Alcon they demonstrate an incredible commitment to product quality, which gives me a tremendous sense of security in my practice. They listen to suggestions on how to change or improve their products to allow me to deliver better vision for my patients."



Jason S. Slakter, M.D. (New York, New York): "My work with Alcon on a new investigational drug, *RETAANE*™, to treat age-related macular degeneration has shown me that we are on the same page when it comes to research. I can always trust them because they apply rigorous science to prove efficacy and safety."



Charlotta Zetterstrom, M.D. (Stockholm, Sweden): "I thought the *AcrySof®* lens would be ideal for pediatric patients, but I needed proof. A study would have taken too long in Sweden, so Alcon found me a location in the Ukraine and organized everything. But best of all, 150 children who were blind before can now see."



Wallace L.M. Alward, M.D. (Iowa City, Iowa): "In 1993, our research group at the University of Iowa began working with Alcon on a project to discover genes that cause glaucoma. This collaboration has been great because everyone respects and trusts each other. We've become one big research group that builds off of each other's strengths."



Eydie Miller, M.D. (Philadelphia, Pennsylvania): "I commend Alcon for reaching out to the community to increase awareness of glaucoma and promote early testing, especially among African-Americans. Twenty to thirty percent of the people we screened in their Project Focus program were referred for further medical evaluation."

CAN A COMPANY BE DYNAMIC
AND STABLE AT THE SAME TIME?

Alcon 2003 Financials

Management

2003 was another excellent year for Alcon, a year during which we continued to demonstrate solid and balanced growth in sales and profits as we executed our long-term strategies to remain the world's leading eye care company. We believe we are well-positioned for the future, with the right people, products and pipeline to take advantage of emerging global opportunities in eye care. Our goal as a management team is to translate these opportunities into financial performance that builds shareholder value over time. With our strong balance sheet and cash flow, we have tremendous financial flexibility and the capacity to invest in our business to promote long-term growth. Finally, we are committed to communicating our financial results with clarity, simplicity and transparency to our shareholders and other constituents.



Alcon Executive Team: (clockwise from top left) Tim Sear, *Chairman, President and CEO*; André Bens, Ph.D. *SVP, Global Manufacturing and Technical Support*; Gerald Cagle, Ph.D. *SVP, Research and Development*; Jacqualyn Fouse, *SVP, Finance and CFO*; Fred Pettinato, *SVP, Alcon International*; Cary Rayment, *SVP, Alcon United States*

Financial Highlights

	2003	2002	2001	As a Percent of Total Sales		
				2003	2002	2001
(in millions except percentages)						
United States	$ 1,785.9	$ 1,632.6	$ 1,464.6	52.4%	54.3%	53.3%
International	1,621.0	1,376.5	1,283.1	47.6	45.7	46.7
Total sales	3,406.9	3,009.1	2,747.7	100.0	100.0	100.0
Cost of goods sold	1,005.9	892.7	798.3	29.5	29.7	29.1
Gross profit	2,401.0	2,116.4	1,949.4	70.5	70.3	70.9
Selling, general and administrative	1,112.5	1,014.7	953.7	32.6	33.7	34.7
Research and development	349.9	323.5	289.8	10.3	10.7	10.5
Gain on sale of plant	(8.2)	—	—	(0.2)	—	—
Amortization of intangibles	67.4	74.5	117.0	2.0	2.5	4.3
Operating income	879.4	703.7	588.9	25.8	23.4	21.4
Gain (loss) from foreign currency, net	2.0	4.2	(4.8)	0.1	0.1	(0.2)
Interest income	18.5	22.2	46.6	0.5	0.7	1.7
Interest expense	(41.8)	(53.8)	(107.7)	(1.2)	(1.8)	(3.9)
Other	—	1.2	(9.1)	—	—	(0.3)
Earnings before income taxes	858.1	677.5	513.9	25.2	22.5	18.7
Income taxes	262.7	210.6	198.3	7.7	7.0	7.2
Net earnings	$ 595.4	$ 466.9	$ 315.6	17.5%	15.5%	11.5%

Financial Statements

Table of Contents

MANAGEMENT'S DISCUSSION & ANALYSIS

of Financial Condition and Results of Operations

You should read the following discussion and analysis in conjunction with our financial statements and notes thereto included elsewhere in this report. This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements. Please see "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview of Our Business

General

Alcon, Inc. and its subsidiaries develop, manufacture and market pharmaceuticals, surgical equipment and devices and consumer eye care products that treat eye diseases and disorders and promote the general health and function of the human eye. Founded in 1945, we have local operations in over 70 countries and our products are sold in more than 180 countries around the world. In 1977, we were acquired by Nestlé S.A. Since then, we have operated largely as an independent company, separate from most of Nestlé's other businesses and have grown our annual sales from $82 million to over $3.4 billion primarily as a result of internal development and selected acquisitions. In March 2002, Nestlé sold approximately 25% of its ownership of Alcon through an initial public offering ("IPO").

We conduct our global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (i) pharmaceutical (prescription drugs); (ii) surgical equipment and devices (cataract, vitreoretinal and refractive); and (iii) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. We market our products to eye care professionals as well as to the direct purchasers of our products, such as hospitals, managed care organizations, government agencies/entities and individuals.

Market Environment

Demand for health care products and services is increasing in established markets as a result of the aging of the population and the emergence of new drug therapies and treatments for previously untreatable conditions. Likewise, demand for health care products and services in emerging markets is increasing primarily due to the adoption of medically advanced technologies and improvements in living standards. As a result of these factors, health care costs are rising at a faster rate than economic growth in many countries. This faster rate of growth has led governments and other purchasers of health care products and services, either directly or through patient reimbursement, to exert pressure on the prices of health care products and services. These cost-containment efforts vary by jurisdiction.

In the United States, Medicare reimbursement policies and the influence of managed care organizations continue to impact the pricing of health care products and services. The Medicare Prescription Drug Improvement and Modernization Act of 2003 will present opportunities and challenges for pharmaceutical companies. Some states are also moving to implement more aggressive price control programs and more liberal generic substitution rules that could result in price reductions. In addition, managed care organizations use formularies and their buying power to demand more effective treatments at lower prices. Both governments and managed care organizations have supported increased use of generic pharmaceuticals at the expense of branded pharmaceuticals. We are well-positioned to address this market opportunity with Falcon Pharmaceuticals, Ltd., our generic pharmaceutical business, which currently has the #1 market share position in generic ophthalmic pharmaceuticals in the United States, based on revenues in 2003. We also use third-party data to demonstrate both the therapeutic and cost effectiveness of our branded pharmaceutical products. Moreover, to achieve and maintain attractive positions on formularies, we need to continuously introduce medically advanced products that differentiate us from our competitors.

The Medicare Prescription Drug Improvement and Modernization Act of 2003 puts additional pressure on policy makers to offset the Medicare program's cost by controlling budgets for reimbursement to surgical facilities. This affects our industry's ability to maintain premium pricing for older technologies and non-differentiated products. New technologies for surgical procedures are being challenged to substantiate that their higher cost is accompanied by significant clinical improvements for Medicare beneficiaries. We are preparing for this challenge by gathering the scientific and clinical data that demonstrate to Medicare that the products in our pipeline are cost effective when their higher costs are compared to their measurable benefits.

Outside of the United States, third-party payor reimbursement of patients and health care providers and prices for health care products and services vary significantly and, in the case of pharmaceuticals, are generally lower than those in the United States. In Western Europe, where government reimbursement of health care costs is widespread, governments are requiring price reductions. The economic integration by European Union members and the introduction of the euro are also impacting pricing in these markets, as more affluent member countries are requesting prices for health care products and services comparable to those in less affluent member countries. In Latin America, where there is less government reimbursement of health care costs, many of our products are paid for by private health care systems covering a small portion of the population. As a result, economic conditions in this region have a significant impact on prices and demand for health care products and services.

In most of the countries in Asia, average income levels are relatively low, government reimbursement for the cost of health care products and services is limited and prices and demand are sensitive to general economic conditions. However, demand for our products in many Asian countries has been rising. In addition, regulatory approval times are long and costs are very high in Japan, which delays the marketing of our pharmaceutical products there. In Japan, the National Health Ministry reviews prices of individual pharmaceutical products and health services biannually. In the past, these reviews have resulted in price decreases. In April 2002, a round of overall price decreases went into effect, including a reduction in the total reimbursement amount for cataract and vitreoretinal surgery procedures, which puts downward pressure on products we supply.

Currency Fluctuations

Our products are sold in over 180 countries, and we sell products in a number of currencies in our Alcon International business segment. Our consolidated financial statements, which are presented in U.S. dollars, are impacted by currency exchange rate fluctuations through both translation risk and transaction risk. Translation risk is the risk that our financial statements for a particular period are affected by changes in the prevailing exchange rates of the various currencies of our subsidiaries relative to the U.S. dollar. Transaction risk is the risk that the currency structure of our costs and liabilities deviates to some extent from the currency structure of our sales proceeds and assets.

Our translation risk exposures are principally to the euro and Japanese yen. With respect to transaction risk, because a significant percentage of our operating expenses are incurred in the currency in which sales proceeds are received, we do not have a significant net exposure. In addition, substantially all of our assets which are denominated in currencies other than the U.S. dollar are supported by loans or other liabilities of similar amounts denominated in the same currency. From time to time, we purchase or sell currencies forward to hedge currency risk in obligations or receivables; these transactions are designed to address transaction risk, not translation risk.

Generally, a weakening of the U.S. dollar against other currencies has a positive effect on our overall sales and, to a lesser extent, profits while a strengthening of the U.S. dollar against other currencies has a negative effect on our overall sales and, to a lesser extent, profits. We experienced negative currency impacts as a result of the strengthening of the U.S. dollar during 2002 and 2001, but a positive impact during 2003. During 2003, the U.S. dollar weakened against most major currencies, positively impacting our sales and, to a lesser extent, profits. In 2002, we experienced the positive effect of the weakening of the U.S. dollar against the major European currencies; however, this positive effect was offset by the increase in the value of the U.S. dollar versus the Japanese yen and Latin American currencies. During 2001, the primary cause of the negative currency impact was the strengthening of the U.S. dollar against the Japanese yen and the major European currencies, with lesser negative impacts relating to the Canadian, Australian and Brazilian currencies. We refer to the effects of currency fluctuations and exchange rate movements throughout this "Management's Discussion and Analysis of Financial Condition and Results of Operations," which we have computed by applying translation rates from the prior comparative period to the more recent period amounts and comparing those results to the more recent period actual results.

Operating Revenues and Expenses

We generate revenues largely from sales of ophthalmic pharmaceutical products, ophthalmic surgical equipment and devices and consumer eye care products. Our operating revenues and operating income are affected by various factors including unit volume, price, currency fluctuations, acquisitions, licensing and the mix between lower-margin and higher-margin products.

Sales of ophthalmic pharmaceutical products are primarily driven by the development of safe and effective products that can be differentiated from competing products in the treatment of ophthalmic diseases and disorders and increased market acceptance of these new products. Inclusion of pharmaceutical products on managed care formularies covering the largest possible number of patients is another key competitive factor. We face significant competition in ophthalmic pharmaceuticals, including competition from other companies with an ophthalmic focus and from larger pharmaceutical companies. In general, sales of our pharmaceutical products are not affected by general economic conditions, although we face pressure to reduce prices from governments and United States managed care organizations. We experience seasonality in our ocular allergy medicines, with a large increase in sales in the spring and a lesser increase during the fall. Costs of goods sold for our pharmaceutical products include materials, labor, overhead and royalties.

Our surgical product category includes three product lines: cataract, vitreoretinal and refractive. Sales of our products for cataract and vitreoretinal surgery are driven by technological innovation and aging demographic trends. However, the number of cataract and vitreoretinal surgical procedures is not generally affected by economic conditions. We believe that our innovative technology and our ability to provide customized (i.e., tailored to each surgeon's preference) surgical procedure packs with a broad range of proprietary products are important to our success in these product categories. Sales of our refractive surgical equipment and the related technology fees are driven by consumer demand for laser refractive surgery. We sell lasers and other surgical equipment used to perform laser refractive surgeries and, in the United States, charge a technology fee for each surgery performed (one eye equals one surgery). Outside of the United States, we generally do not charge a technology fee, although we charge a technology fee when our *LADARWave® CustomCornea®* Wavefront System is used to guide our laser to perform a customized procedure. Because governments and private insurance companies generally do not cover the costs of laser refractive surgery, sales of laser refractive surgical products and related technology fees are sensitive to changes in general economic conditions and consumer confidence. There is no significant seasonality in our surgical business. Costs of goods sold for our surgical products include raw materials, labor, overhead, royalties and warranty costs. Operating income from cataract and vitreoretinal products is driven by the number of procedures in which our products are used. Operating income from laser refractive surgical equipment depends primarily on the number of procedures for which we are able to collect technology fees.

Sales of our consumer eye care products are driven by ophthalmologist, optometrist and optician recommendations of lens care systems, our provision of starter kits to eye care professionals, advertising and consumer preferences for more convenient contact lens care solutions. Contact lens care products compete largely on product attributes, brand familiarity, professional recommendations and price. The use of less-advanced cleaning methods, especially outside of the United States, also affects demand for our contact lens care products. There is no seasonality in sales of contact lens care products, and we have experienced little impact from general economic conditions to date, although in low-growth economic environments consumers may switch to lower-priced brands. Costs of goods sold for contact lens care products include materials, labor, overhead and royalties. Operating income from contact lens care products is driven by market penetration and unit volumes.

Our selling, general and administrative costs include the costs of selling, promoting and distributing our products and managing the organizational infrastructure of our business. The largest portion of these costs is salary for sales and marketing staff.

Research and development costs include basic research, pre-clinical development of products, clinical trials, regulatory expenses and certain technology licensing costs. The largest portion of our research and development expenses relates to the research, development and regulatory approval of pharmaceutical products. During each of the years 2003, 2002 and 2001, a greater proportion of our research and development expenses were incurred during the second half of the year than during the first half.

Our amortization costs relate to acquisitions and the licensing of intangible assets. Effective July 7, 2000, we acquired Summit Autonomous Inc. for a total purchase price of $948.0 million, which resulted in goodwill and intangible assets of $954.5 million. Effective January 1, 2002, Alcon adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* which requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. See note 4 to the consolidated financial statements. In the absence of new acquisitions, annual amortization expense on intangible assets with definite useful lives at December 31, 2003 is estimated to decrease from $67.4 million in 2003 to $46.5 million in 2008.

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 million in cash, resulting in a pre-tax gain of $8.2 million.

In connection with the IPO, Alcon changed certain provisions of its 1994 Phantom Stock Plan. These changes resulted in a one time $22.6 million charge to operating income during the first quarter of 2002.

Material Opportunities, Challenges and Risks

Alcon is focused on its ability to bring new products successfully to market in a competitive industry environment. Alcon's long term profitability is dependent upon the ability of its research and development activities to provide a pipeline of new products that are successful in the marketplace. In general, we are able to generate higher margins from the sales of our products that are under patents or licenses restricting the production or sale of such products by others. Alcon's goal is to consistently advance the state of our research and development so as to be in a position, as existing products approach the end of their patent or license protection periods, to introduce next generation or new products that provide greater efficacy, broader application or more convenience. Such products under new patents or licenses provide opportunities to maintain and grow Alcon's sales.

Part of Alcon's strategy is to devote significant resources to research and development efforts. Over the past three years, Alcon has invested more than 10% of annual revenues into research and development. Alcon strives to be the first to introduce new products in the marketplace or to provide greater efficacy in treatment of ophthalmic conditions. Being first to the marketplace with a product category can often result in a significant marketing advantage, particularly as larger pharmaceutical companies increase their focus on the ophthalmology field.

Alcon's ability to maintain profit margins on its products may be affected by a number of regulatory activities throughout the world, from restrictive medical reimbursements for managed care to reduced regulation for imports of pharmaceutical products from other countries to the U.S. Alcon monitors these regulatory activities and the effects on product pricing in its major markets. Where appropriate, Alcon shares information with applicable regulatory bodies on the cost of developing new products and the importance of pricing and return of investment as an incentive to develop new and more effective therapeutic treatments. Alcon also monitors regulatory activities to identify initiatives that could undercut consumer protections by the introduction of nonregulated products into the U.S. distribution chain.

Alcon also focuses on cost management. In addition to a strict evaluation of general and administrative expenses, Alcon seeks to reduce manufacturing costs through its continuous improvement program. The sale of the Madrid, Spain, manufacturing plant during the fourth quarter of 2003 is an example of Alcon's efforts to reduce manufacturing costs. By shifting the Madrid production to other existing manufacturing locations, Alcon was able to reduce its fixed production overhead through the sale of the plant, while realizing a gain on the sale.

Results of Operations

The following table sets forth, for the periods indicated, selected items from our consolidated financial statements.

	2003	2002	2001	As a % of Total Sales 2003	2002	2001
(in millions, except percentages)						
Sales:						
United States	$ 1,785.9	$ 1,632.6	$ 1,464.6	52.4%	54.3%	53.3%
International	1,621.0	1,376.5	1,283.1	47.6	45.7	46.7
Total sales	3,406.9	3,009.1	2,747.7	100.0	100.0	100.0
Costs of goods sold	1,005.9	892.7	798.3	29.5	29.7	29.1
Gross profit	2,401.0	2,116.4	1,949.4	70.5	70.3	70.9
Selling, general and administrative	1,112.5	1,014.7	953.7	32.6	33.7	34.7
Research and development	349.9	323.5	289.8	10.3	10.7	10.5
Gain on sale of plant	(8.2)	—	—	(0.2)	—	—
Amortization of intangibles	67.4	74.5	117.0	2.0	2.5	4.3
Operating income	879.4	703.7	588.9	25.8	23.4	21.4
Gain (loss) from foreign currency, net	2.0	4.2	(4.8)	0.1	0.1	(0.2)
Interest income	18.5	22.2	46.6	0.5	0.8	1.7
Interest expense	(41.8)	(53.8)	(107.7)	(1.2)	(1.8)	(3.9)
Other, net	—	1.2	(9.1)	—	—	(0.3)
Earnings before income taxes	858.1	677.5	513.9	25.2	22.5	18.7
Income taxes	262.7	210.6	198.3	7.7	7.0	7.2
Net earnings	$ 595.4	$ 466.9	$ 315.6	17.5%	15.5%	11.5%

The following table sets forth, for the periods indicated, our sales and operating income by business segment.

						As a % of Total Sales		
	2003		2002		2001	2003	2002	2001
(in millions, except percentages)								
Alcon United States:								
Pharmaceutical	$	813.3	$	706.9	$ 581.9	45.5%	43.3%	39.7%
Surgical		713.8		678.3	639.7	40.0	41.5	43.7
Consumer eye care		258.8		247.4	243.0	14.5	15.2	16.6
Total sales	$ 1,785.9		$ 1,632.6		$ 1,464.6	100.0%	100.0%	100.0%
Segment operating income[1]	$	794.3	$	675.3	$ 544.7	44.5%	41.4%	37.2%
Alcon International:								
Pharmaceutical	$	496.6	$	383.5	$ 345.8	30.6%	27.9%	26.9%
Surgical		872.1		760.2	718.0	53.8	55.2	55.9
Consumer eye care		252.3		232.8	219.3	15.6	16.9	17.2
Total sales	$ 1,621.0		$ 1,376.5		$ 1,283.1	100.0%	100.0%	100.0%
Segment operating income[1]	$	514.9	$	428.1	$ 405.9	31.8%	31.1%	31.6%

(1) Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated on a U.S. GAAP basis. Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

The following table sets forth, for the periods indicated, Alcon International's sales and our consolidated sales by product category, and includes the change in sales and change in sales in constant currency calculated by applying rates from the earlier period. All of Alcon United States' sales are in U.S. dollars, and therefore it does not experience any currency translation gains or losses.

	2003	2002	Change	Foreign Currency Change	Change in Constant Currency[a]	2002	2001	Change	Foreign Currency Change	Change in Constant Currency[a]
(in millions, except percentages)										
Alcon International:										
Pharmaceutical	$ 496.6	$ 383.5	29.5%	8.8%	20.7%	$ 383.5	$ 345.8	10.9%	(3.0)%	13.9%
Surgical	872.1	760.2	14.7	10.7	4.0	760.2	718.0	5.9	0.3	5.6
Consumer eye care	252.3	232.8	8.4	5.3	3.1	232.8	219.3	6.2	(2.2)	8.4
Total sales	$ 1,621.0	$ 1,376.5	17.8	9.3	8.5	$ 1,376.5	$ 1,283.1	7.3	(1.0)	8.3
Total:										
Pharmaceutical	$ 1,309.9	$ 1,090.4	20.1	3.1	17.0	$ 1,090.4	$ 927.7	17.5	(1.2)	18.7
Surgical	1,585.9	1,438.5	10.2	5.6	4.6	1,438.5	1,357.7	6.0	0.2	5.8
Consumer eye care	511.1	480.2	6.4	2.5	3.9	480.2	462.3	3.9	(1.0)	4.9
Total sales	$ 3,406.9	$ 3,009.1	13.2	4.2	9.0	$ 3,009.1	$ 2,747.7	9.5	(0.5)	10.0

(a) Change in constant currency is determined by comparing adjusted 2003 reported amounts, calculated using 2002 monthly average exchange rates, to the actual 2002 reported amounts. The same process was used to compare 2002 to 2001. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Sales

Global

All major product categories positively contributed to the 13.2% growth in global sales for year ended December 31, 2003. Growth in product unit volumes accounted for a majority of the sales increase. Currency exchange rates also favorably impacted sales growth for 2003, largely attributable to the strength of the euro which achieved a record high level relative to the U.S. dollar. Excluding the impact of foreign exchange fluctuations, sales would have grown by 9.0%.

	2003	2002	Change
(in millions)			
Global Sales			
Infection/Inflammation Products	$ 517.9	$ 446.0	16.1%
Glaucoma Products	432.4	349.6	23.7
Allergy Products	276.6	223.1	24.0
Otic Products	122.9	89.7	37.0
Other Pharmaceuticals/Rebates	(39.9)	(18.0)	*
Total Pharmaceutical	1,309.9	1,090.4	20.1
Intraocular Lenses	498.6	437.7	13.9
Cataract/Vitreoretinal	1,017.0	927.0	9.7
Refractive	70.3	73.8	(4.7)
Total Surgical	1,585.9	1,438.5	10.2
Contact Lens Disinfectants	282.2	275.1	2.6
Artificial Tears	117.3	99.2	18.2
Other	111.6	105.9	5.4
Total Consumer Eye Care	511.1	480.2	6.4
Total Global Sales	$ 3,406.9	$ 3,009.1	13.2

*Not meaningful

Pharmaceutical. Global sales growth was led by sales of our pharmaceutical products, which increased 20.1% (17.0% in constant currency). Broad-based gains were achieved across most major therapeutic market segments and key products. Among our glaucoma products, *Travatan*® ophthalmic solution continued to expand its global market reach with sales of $135.3 million for the year ended December 31, 2003, compared to $70.9 million in 2002. Within the allergy segment, *Patanol*® ophthalmic solution achieved record sales for the year of $252.0 million and grew 27% over 2002. The European launch of this product under the tradename *Opatanol*® ophthalmic solution early in 2003 contributed to this allergy product's sales growth.

Vigamox™ ophthalmic solution, our newest fluoroquinolone ocular infection treatment product, was introduced in April 2003 and quickly built momentum. A portion of *Vigamox*™ sales reduced sales of another fluoroquinolone antibiotic, *Ciloxan*® ophthalmic solution and ointment.

Our line of otic products achieved the strongest growth rate within the pharmaceutical line. On July 25, 2003, approval was received from the FDA to market *Ciprodex* otic suspension for both middle ear infections in children with ear tubes and outer ear infections. The launch of *Ciprodex* otic combined with our existing *Cipro HC* Otic solution sparked the growth of this segment by extending the line to provide complete therapeutic coverage for both outer and middle ear infections. *Ciprodex* and *Cipro* are registered trade-marks of Bayer AG, licensed to Alcon by Bayer AG.

Surgical. Our line of surgical products grew 10.2% (4.6% in constant currency) for the year ended December 31, 2003 compared to 2002, despite a decline of 4.7% in sales of refractive products. Sales of *AcrySof* ® intraocular lenses led the growth of the surgical business. The *AcrySof* ® *Natural* lens, launched in the U.S. during the third quarter 2003, contributed to the global growth. It is the first foldable intraocular lens that filters both ultraviolet and portions of high frequency blue light spectrum to receive FDA approval. Clinical evidence is emerging that links retinal damage with high frequency blue light.

The *Infiniti*™ vision system, our tri-modal lens removal system, was added to our line of surgical equipment in 2003. This product commands a premium price and boosted the growth of our equipment line.

The commercial launch of the *LADARWave*® wavefront aberrometer and *CustomCornea,*® our custom ablation wavefront refractive technology, continued to gain acceptance in the marketplace as evidenced by increasing numbers of custom procedures being performed in the U.S. Sales of our refractive products, however, continued to be negatively affected by global economic conditions, flat consumer demand and low demand for laser equipment.

Consumer Eye Care. Our global consumer eye care sales, which consists of contact lens care and other general eye care products, grew 6.4% (3.9% in constant currency). Contributing to the growth of the line were our *OPTI-FREE*® *EXPRESS*® contact lens care products and our line of artificial tears products, which includes *Systane*® lubricant eye drops. *Systane,*® our newest product used to treat dry eye, was launched early in 2003.

	2003	2002	Change	Foreign Currency Change	Change in Constant Currency[a]
(in millions)					
Geographic Sales					
Alcon United States:					
Pharmaceutical	$ 813.3	$ 706.9	15.1%	—%	15.1%
Surgical	713.8	678.3	5.2	—	5.2
Consumer Eye Care	258.8	247.4	4.6	—	4.6
Total Sales	1,785.9	1,632.6	9.4	—	9.4
Alcon International:					
Pharmaceutical	496.6	383.5	29.5	8.8	20.7
Surgical	872.1	760.2	14.7	10.7	4.0
Consumer Eye Care	252.3	232.8	8.4	5.3	3.1
Total Sales	1,621.0	1,376.5	17.8	9.3	8.5
Total Global Sales	$ 3,406.9	$ 3,009.1	13.2	4.2	9.0

(a) Change in constant currency is determined by comparing adjusted 2003 reported amounts, calculated using 2002 monthly average exchange rates, to the actual 2002 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. This measure provides information on sales growth assuming that foreign currency exchange rates have not changed between years. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

United States

Pharmaceutical. U.S. sales growth was led by sales of our pharmaceutical products, which increased 15.1% for the year ended December 31, 2003. Strong prescription demand for several of our branded products translated into growth in unit volumes and market share for 2003. Sales of *Travatan*® grew to $73.1 million in 2003 from $44.5 million in 2002. *Travatan*® continued to increase its prescription share of the U.S. prostaglandin market and outpaced the overall growth of the segment. *Patanol*® made a significant contribution to the growth of the U.S. pharmaceuticals with record 2003 sales of $234.8 million, achieving 24.6% growth over 2002. The product continued to hold its market leadership position in the U.S.

The launch of *Vigamox*™ has progressed successfully. We began converting our existing business from *Ciloxan*,® our third generation fluoroquinolone anti-infective product, in advance of its patent expiration in June 2004, to *Vigamox*,™ as well as increase our overall combined market share in the fluoroquinolone segment. Launch results of *Ciprodex* otic, our newest FDA approved product with a broader indication for treatment of ear infections, were very encouraging. The product's acceptance by the ear, nose and throat specialists contributed to increasing our market share growth in the otic segment.

Surgical. Sales growth for the U.S. surgical products in 2003 was driven by key product contributions from *AcrySof*,® *Infiniti*™ and *LADARWave*.® The 2003 launch of our new *AcrySof*® *Natural* lens added to the growth of the overall *AcrySof*® franchise. The market introduction of *Infiniti*™ in August 2003 has gained momentum and generated much interest in this new tri-modal technology for lens removal. The commercial launch of our *LADARWave*® wavefront aberrometer and *CustomCornea*® was a boost to the refractive line as the number of custom procedures in the U.S. grew rapidly during 2003.

Consumer Eye Care. Sales of our contact lens disinfectant products grew 1.9% in 2003 in the face of difficult competitive market conditions. Our artificial tears products made strong gains during the same period and benefited from the performance of our new dry eye product *Systane*,® which has steadily gained market share since its introduction in February 2003.

International

Sales in the rest of the world grew 17.8% (8.5% in constant currency) for the year ended December 31, 2003 over 2002. The continued strengthening of the euro against the U.S. dollar throughout 2003 was largely accountable for the favorable impact of currency exchange on sales growth. Sales in the major Latin American markets of Brazil and Mexico attained significant constant currency growth during the year. Prevailing competitive market conditions and lower reimbursement for cataract and vitreoretinal surgery continued to restrain sales in Japan, our largest international market, during 2003.

Pharmaceuticals. Sales for our pharmaceutical products outside of the U.S. registered growth of 29.5% (20.7% in constant currency) for the year ended December 31, 2003. Sales of *Travatan*® outside of the U.S. grew to $62.2 million in 2003, compared to $26.4 million in 2002. The product continued to achieve significant market share gains in the key European markets of Italy, Germany and France, as well as the Latin American markets of Brazil, Argentina, Mexico and Chile. Sales of allergy products were led by *Patanol*.® The European launch of this product under the tradename *Opatanol*® early in 2003 contributed to this allergy product's sales growth. Our other key branded products that contributed to the growth of the pharmaceutical line were *Azopt*® ophthalmic suspension, *TobraDex*® ophthalmic solution and ointment, *Maxitrol*® ophthalmic solution and ointment, *Ciloxan*,® *Tobrex*® ophthalmic solution and ointment and *Cipro HC.*

Surgical. Sales of surgical products increased 14.7% (4.0% in constant currency) in the year ended December 31, 2003 over 2002. Growth was generally very strong throughout most of our major markets except for Japan. Governmental reimbursement reductions and competitive pressures, particularly in the intraocular lens business, resulted in a contraction of surgical products sales in Japan by approximately 7%. Otherwise, *AcrySof*® and our line of viscoelastic products were primary drivers of sales growth outside the U.S. Shipments of *Infinti*™ began in markets outside of the U.S. during the third quarter of 2003 and contributed to the growth of our equipment line. In Japan, we believe the launch of the *Infinti*™ vision system in the fourth quarter of 2003, coupled with the planned introduction of the *Acrysert*® lens insertion device, will strengthen our surgical product offering there in 2004.

Consumer Eye Care. Sales of consumer eye care products outside of the U.S. grew 8.4% (3.1% in constant currency) in the year ended December 31, 2003 over 2002. Growth of our contact lens disinfectants was hampered by Japan, our largest international market in these products, due to increased competition from new market entries in this segment and downward pressure on prices from cross channel trading. Sales of artificial tears were positively impacted by growth of our *Tears Naturale*® lubricant eye drops franchise.

Gross Profit

Gross profit increased 13.4% to $2,401.0 million, or 70.5% of sales in the year ended December 31, 2003 compared to $2,116.4 million, or 70.3% of sales in 2002. This slight improvement in gross profit as a percentage of sales is partially due to charges in 2002 of $3.4 million related to changes made to an employee deferred compensation plan and $5.9 million associated with the write-off of *SKBM*® microkeratome inventory and related manufacturing equipment. Gross profit was positively affected by price increases (primarily in the U.S.) and increased manufacturing efficiencies. Negatively affecting margins in 2003 were startup costs associated with the *LADARWave*® and the *Infinti*,™ higher third party royalty expenses, price pressures in Japan and geographic sales mix.

Operating Expenses

Selling, general and administrative expenses were $1,112.5 million, or 32.6% of sales, in the year ended December 31, 2003 compared to $1,014.7 million, or 33.7% of sales, in 2002. This large decrease in selling, general and administrative expenses as a percentage of sales is primarily due to the fact that, in 2002, there were $12.6 million of expenses related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the *SKBM*® microkeratome product line. Selling, general and administrative expenses in 2003 included the impact of the expansion of the U.S. pharmaceutical sales force and launch expenses of several new products including *Ciprodex* otic, *AcrySof*® *Natural, Infiniti*,™ *Vigamox*,™ *LADARWave*® and *Opatanol*® and pre-launch expenses associated with anecortave acetate. These increased costs were partially offset by declines in legal fees and bad debts expense.

Research and development expenses for the year ended December 31, 2003 were $349.9 million, or 10.3% of sales, compared to $323.5 million, or 10.7% of sales, in 2002. Research and development expenses in 2002 included $6.6 million of expenses related to changes made to an employee deferred compensation plan. Research and development expenses in 2003 reflect increased investment in products in the therapeutic areas of glaucoma, age-related macular degeneration and nasal allergy, which are in the later stages of development.

Amortization of intangibles decreased 9.5% to $67.4 million in the year ended December 31, 2003 from $74.5 million in 2002. The decrease is primarily due to a $5.9 million impairment loss on intangible assets, which was recorded as amortization, related to the voluntary recall and termination of the *SKBM*® microkeratome product line in 2002.

Operating Income

Operating income increased 25.0% to $879.4 million in the year ended December 31, 2003 from $703.7 million in 2002. In 2003, operating income was positively affected by an $8.2 million gain on the sale of the Madrid, Spain, manufacturing plant. Operating income was negatively impacted in 2002 by charges of $22.6 million related to changes made to an employee deferred compensation plan and $25.9 million of *SKBM*® microkeratome recall and termination costs. After considering the impact of these items, operating income would still have improved as a percentage of sales, in part due to continued operating efficiencies gained from the Company's global infrastructure.

Alcon United States business segment operating income increased 17.6% to $794.3 million, or 44.5% of sales, in the year ended December 31, 2003 from $675.3 million, or 41.4% of sales, in 2002. The improvement in operating income is partially due to the inclusion in 2002 of $12.6 million of costs associated with the decision to recall and terminate the *SKBM®* microkeratome. Operating income in 2003 also improved as a result of price increases on pharmaceuticals, lower manufactured cost of goods, improved mix of higher margin products, and slower growth in selling, general and administrative expenses.

Alcon International business segment operating income increased 20.3% to $514.9 million, or 31.8% of sales, in the year ended December 31, 2003 from $428.1 million, or 31.1% of sales, in 2002. Operating income in 2002 reflected one-time costs of $13.3 million related to the decision to recall and terminate the *SKBM®* microkeratome. Operating income as a percent of sales was affected in 2003 by a reduction in gross profit margins as a result of the foreign currency and geographic mix of sales and operating profits. Japan, our second largest market, did not grow in line with our other international markets as we were faced with pricing pressures associated with government reimbursement cuts and new competitive entrants in the consumer and surgical product markets.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP.

Interest and Other Expenses

Interest income decreased 16.7% to $18.5 million in the year ended December 31, 2003 from $22.2 million in 2002, primarily as a result of lower short term interest rates in 2003. Interest expense decreased 22.3% to $41.8 million in the year ended December 31, 2003 from $53.8 million in 2002, primarily as a result of lower short term interest rates.

Income Tax Expense

Income tax expense increased 24.7% to $262.7 million in the year ended December 31, 2003 from $210.6 million in 2002, mainly due to higher earnings. The reported effective tax rate of 30.6% in the year ended December 31, 2003 is lower than the 2002 effective tax rate of 31.1%. The decrease in the effective tax rate is due to a more favorable mix of income earned in various tax jurisdictions, an increase in foreign sales corporation and extraterritorial income tax benefits related to the current and previous years, and utilization of certain tax credits and net operating loss carryforwards that had valuation allowances in prior years.

Net Earnings

Net earnings increased 27.5% to $595.4 million in the year ended December 31, 2003 from $466.9 million in 2002. The increase reflects the impact of the following income and expense items:

- in 2003, the gain on the sale of the Madrid, Spain, manufacturing plant of $5.7 million, net of income taxes, and
- in 2002, changes to an employee deferred compensation plan of $14.2 million, net of income taxes, the *SKBM®* microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales

Global. Global sales increased 9.5% to $3,009.1 million in 2002 from $2,747.7 million in 2001. Sales growth, in terms of constant currency, was slightly higher at 10.0%. The negative impact of foreign currency fluctuations on sales growth was mostly confined to Latin American countries and Japan.

Global sales growth was led by the performance of our pharmaceutical business which delivered $1,090.4 million in revenue for 2002, an increase of 17.5% (18.7% in constant currency) over 2001. *Travatan®* generated $70.9 million in global sales in 2002 compared to $15.8 million in 2001. The settlement of all pending patent and trademark litigation over *Travatan®* with Pharmacia Corporation during the fourth quarter of 2002 assured Alcon's continued right to sell the product globally without restriction. Our major allergy product, *Patanol,®* had an outstanding year and generated sales of $198.3 million in 2002, a 28.3% increase over 2001 sales of $154.5 million. 2002 sales of our other key branded pharmaceutical products *TobraDex,® Ciloxan®* and *Cipro HC* increased by 10.9%, 19.8% and 41.1%, respectively, over 2001.

Global sales of our surgical business grew 6.0% during 2002 to $1,438.5 million from $1,357.7 million in 2001. The growth was primarily attributable to cataract and vitrectomy products, which include intraocular lenses, surgical equipment, devices and disposable products. Sales of products in our refractive product line declined by $16.0 million, in line with the trend of the industry in 2002, and reflected a slowdown in global economic activity that diminished both consumer confidence and demand for elective laser corrective surgery. Excluding the refractive line, sales for our surgical business increased 7.6% to $1,377.9 million from $1,281.1 million. We initiated a voluntary recall and termination of our *SKBM®* microkeratome product line during the fourth quarter of 2002 due to a small number of complaints that the applanation glass on the head of the handpiece could loosen or become misaligned. *SKBM®* microkeratome sales in 2002 were approximately $3 million.

Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 3.9% (4.9% in constant currency) to $ 480.2 million in 2002 from $462.3 million in 2001. Sales of *OPTI-FREE®* disinfectants accounted for over 50% of the consumer line, or $264.5 million, and grew 5.4% over 2001 sales of $250.9 million.

United States. Sales in the United States increased 11.5% to $1,632.6 million in 2002 from $1,464.6 million in 2001. Sales in our pharmaceutical business were consistent with the global trend and were primarily responsible for the growth in U.S. sales, with 2002 sales of $706.9 million, representing a 21.5% increase over 2001 sales of $581.9 million. Sales of *Travatan,®* which was launched in the U.S. for glaucoma treatment in 2001, increased to $44.5 million in 2002 from $13.4 million in 2001. Strong double-digit growth rates in U.S. sales were achieved for key therapeutic market segments by our branded products *Patanol®* at 29.2%, *Ciloxan®* at 21.3%, *TobraDex®* at 12.0% and *Cipro HC* at 42.8%.

Sales in our U.S. surgical business totaled $678.3 million in 2002, a 6.0% gain over prior year sales of $639.7 million. Sales from our line of cataract and vitrectomy products increased 9.2% to $641.1 million in 2002 from $587.3 million in 2001, but were offset by a decline of 29.0% in the refractive line to $37.2 million in 2002 from $52.4 million in 2001. We received FDA approval in late 2002 for our new *LADARWave®* technology for customized wavefront-guided laser eye surgery in the treatment of myopia. Our consumer eye care business achieved modest growth of 1.8% in 2002 to $247.4 million from $243.0 million in 2001. Within the contact lens care line, sales related to our *OPTI-FREE®* disinfectant franchise increased 2.9% in 2002 to $143.0 million from $139.0 million in 2001 in a slow growing market segment. Following FDA approval, we commenced shipping *OPTI-FREE® EXPRESS®* No Rub™ multipurpose disinfecting solution during the fourth quarter of 2002 with our new "Lasting Comfort" claim.

International. Sales outside the United States increased 7.3% (8.3% in constant currency) to $1,376.5 million in 2002 from $1,283.1 million in 2001. The market economies of Brazil and Argentina were largely accountable for the negative impact of currency exchange on sales growth. Sales growth in Japan, our second largest global market, lagged behind 2001 due to a weak yen and downward pricing pressures inflicted by reimbursement reductions and new generic competition against our *BSS Plus®* surgical irrigating solution. The euro and other major currencies strengthened against the U.S. dollar over the course of the year.

Sales for our pharmaceutical business outside the United States in 2002 increased to $383.5 million from $345.8 million in 2001, registering growth of 10.9% (13.9% in constant currency). *Travatan®* was successfully launched in several major European markets in 2002 and recorded sales in more than 50 countries outside the United States. *TobraDex®* and *Ciloxan®* also made significant contributions to the pharmaceutical business totaling $55.5 million in 2002 sales. Sales of our international surgical business increased 5.9% (5.6% in constant currency) in 2002 to $760.2 million in 2002 from $718.0 million in 2001 with broad based growth across our line of cataract and vitrectomy products. Sales from our refractive business were also subject to difficult global economic conditions and declined 3.3% in 2002 to $23.4 million from $24.2 million in 2001. However, in December 2002, the first international sale of our new *LADARWave®* custom ablation system was recorded in Australia. Sales for our consumer eye care business outside the United States advanced 6.2% (8.4% in constant currency) to $232.8 million in 2002 from $219.3 million in 2001. Our *OPTI-FREE®* disinfectant franchise grew 8.6% (9.4% in constant currency) to $121.5 million in 2002 from $111.9 million in 2001.

Gross Profit

Gross profit increased 8.6% to $2,116.4 million in the year ended December 31, 2002 from $1,949.4 million in 2001. However, gross profit as a percent of sales decreased to 70.3% in the year ended December 31, 2002 from 70.9% in 2001. Some of this decrease was due to charges of $2.5 million in 2002 related to changes made to an employee deferred compensation plan (see note 1 to the consolidated financial statements) and costs associated with the write-off of *SKBM®* microkeratome inventory and related manufacturing equipment of $5.9 million, as well as negative currency effects and variations in product mix. The impact of these particular charges and costs reduced gross profit as a percent of sales for the year ended December 31, 2002 by 0.3 percentage points.

Operating Expenses

Selling, general and administrative expenses increased 6.4% to $1,014.7 million in the year ended December 31, 2002 from $953.7 million in 2001. This increase in expenses included charges of $9.3 million in 2002 related to changes made to an employee deferred compensation plan and $14.1 million of customer refunds and other costs associated with the decision to recall and terminate the *SKBM®* microkeratome product line. Selling, general and administrative expenses decreased as a percent of sales to 33.7% in the year ended December 31, 2002 from 34.7% in 2001. This percentage decrease is primarily due to overall attention to cost control, as well as lower direct-to-consumer advertising in 2002 as compared to 2001 and reduction of legal expenses as certain intellectual property dispute cases were settled in 2002.

Research and development expenses increased 11.6% to $323.5 million in the year ended December 31, 2002 from $289.8 million in 2001. This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products and charges of $4.8 million incurred in 2002 related to changes made to an employee deferred compensation plan. Research and development expenses increased slightly as a percent of sales to 10.7% in the year ended December 31, 2002 from 10.5% in 2001.

Amortization of intangibles decreased 36.3% to $74.5 million in the year ended December 31, 2002 from $117.0 million in 2001. The decrease is primarily due to the implementation of SFAS No. 142, *Goodwill and Other Intangible Assets,* as discussed in note 4 to the consolidated financial statements. In connection with the voluntary recall and termination of the *SKBM®* microkeratome product line in the fourth quarter of 2002, a $5.9 million impairment loss on intangible assets was recorded as amortization.

Operating Income

Operating income increased 19.5% to $703.7 million in the year ended December 31, 2002 from $588.9 million in 2001. Operating income was negatively impacted by charges of $16.6 million in 2002 related to changes made to an employee deferred compensation plan and $25.9 million of *SKBM®* microkeratome recall and termination costs. Compared to 2001, operating income was favorably impacted by $42.5 million due to the change in accounting for goodwill and intangibles resulting from implementation of SFAS No. 142. The impact of these items on operating income was a decrease of $42.5 million in 2002 and $42.5 million in 2001.

Alcon United States business segment operating income increased 24.0% to $675.3 million in the year ended December 31, 2002 from $544.7 million in 2001. Operating income was favorably impacted by $20.7 million due to the change in accounting for goodwill and intangibles resulting from implementation of SFAS No. 142. In addition, gross margin improvements and reduced selling, general and administrative spending were partially offset by $12.6 million of costs associated with the decision to recall and terminate the *SKBM®* microkeratome.

Alcon International business segment operating income increased 5.5% to $428.1 million in the year ended December 31, 2002 from $405.9 million in 2001. Operating income was favorably impacted by $21.8 million due to the change in accounting for goodwill and intangibles resulting from implementation of SFAS No. 142. This favorability was offset by one time costs of $13.3 million related to the decision to recall and terminate the *SKBM®* microkeratome. Gross margins as a percentage of sales were negatively impacted due to the geographical sales mix and the difficult economic conditions in Latin America. Changes in exchange rates also negatively affected International business segment results.

Operating income for the Alcon United States and Alcon International business segments does not include: (1) certain manufacturing costs (e.g., manufacturing operation period costs and manufacturing variances); (2) all research and development costs other than regulatory costs; and (3) certain other general corporate expenses. Operating income for these two business segments is determined in accordance with U.S. GAAP. Prior to 2002, Alcon measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated on a U.S. GAAP basis.

Interest and Other Expenses

Interest income decreased 52.4% to $22.2 million in the year ended December 31, 2002 from $46.6 million in 2001, as a result of lower short term interest rates in 2002 and a lower average investment balance. Interest expense decreased 50.0% to $53.8 million in the year ended December 31, 2002 from $107.7 million in 2001, as a result of lower short term interest rates and lower average borrowings.

Because the proceeds from the March 2002 IPO of Alcon common shares were not used to redeem the Alcon preferred shares held by Nestlé until May 29, 2002, they were used to reduce short term borrowings and to make short term investments during that period. If the preferred share redemption had occurred at the time of the IPO, management estimates that interest expense, net of interest income, would have been approximately $9.5 million more than actually incurred.

Other, net, for the year ended December 31, 2002 reflected a $1.2 million gain on the sale of a marketable equity investment acquired as a result of the Summit acquisition. An impairment loss of $9.1 million was recorded in 2001 on this investment.

Income Tax Expense

Income tax expense increased 6.2% to $210.6 million in the year ended December 31, 2002 from $198.3 million in 2001, mainly due to higher earnings. The effective tax rate decreased to 31.1% in the year ended December 31, 2002 from 38.6% in 2001 mainly due to a larger portion of our earnings relating to jurisdictions with lower tax rates than in 2001, tax settlements and the impact of implementing SFAS No. 142.

Net Earnings

Net earnings increased 47.9% to $466.9 million in the year ended December 31, 2002 from $315.6 million in 2001. Excluding the impact of certain expenses for:

- changes to an employee deferred compensation plan of $10.4 million, net of income taxes, *SKBM*® microkeratome recall and termination costs of $17.9 million, net of income taxes, and the estimated impact of the IPO proceeds on net interest expense of $6.5 million, net of income taxes in 2002, and
- adjusting 2001 for the impact of goodwill amortization of $40.2 million, net of income taxes, to reflect the 2002 change in accounting method and impairment loss on a marketable equity investment acquired as a result of the acquisition of Summit of $6.1 million, net of income taxes,

adjusted net earnings would have increased 35.0% to $488.7 million for the year ended December 31, 2002 from $361.9 million in 2001.

	2002	2001
(in millions)		
Actual to Adjusted Reconciliation		
Net earnings, as reported	$ 466.9	$ 315.6
Certain expenses:		
2002 expense for changes to employee deferred compensation plan related to Alcon's IPO	16.6	—
2002 estimated impact of IPO proceeds on net interest expense	(9.5)	—
2002 expense for *SKBM*® microkeratome recall and termination	25.9	—
2001 impairment loss on a marketable equity investment included in a 2000 business acquisition	—	9.1
Add back 2001 goodwill amortization for 2002 change in accounting method under SFAS No. 142	—	42.5
Income tax effects of above items	(11.2)	(5.3)
Adjusted net earnings	$ 488.7	$ 361.9

The adjustments in the reconciliation above represent unusual items that have not occurred otherwise in the past two years and are not expected by management to occur in the next two years. Management believes that this information is useful to an investor's understanding of Alcon's financial condition and results of operations because it provides investors with a measure of the increase in 2002 net earnings over 2001 net earnings that would be attributable to Alcon's ongoing operations without the effect of items that are unusual and not likely to recur in the future. Management's views are based on these factors:

- The changes in deferred compensation expense and net interest expense were related to Alcon's initial public offering during 2002 and are not expected to recur.
- A recall and termination of a product of the size of the *SKBM*® microkeratome recall and termination is not a regular event and has not otherwise occurred in Alcon's history.
- The elimination of goodwill amortization beginning in 2002, resulting from the adoption of SFAS No. 142, had a significant effect. Adjusting 2001 net earnings to reverse the 2001 goodwill amortization provides a comparable basis for analysis.
- The acquisition of Summit in 2000 included certain marketable equity securities among the assets acquired. An impairment of these securities was recorded in 2001. Such impairment losses on marketable equity securities had not occurred in the previous two years and are not expected to occur in the next two years.

Management uses adjusted net earnings as a measure of Alcon's economic performance. In management's view, the normalized increase in net earnings in 2002 over 2001 should be considered to be 35.0% rather than 47.9%.

Sales by Quarter

The following table sets forth our sales by quarter since 2001.

| | Unaudited | | |
	2003	2002	2001
(in millions)			
First	$ 807.1	$ 706.5	$ 654.8
Second	925.4	809.5	745.9
Third	822.7	743.9	676.4
Fourth	851.7	749.2	670.6
Total	$ 3,406.9	$ 3,009.1	$ 2,747.7

Our quarterly sales trends reflect seasonality in several products, including ocular allergy products and *Cipro HC* Otic, in the form of increased sales during the spring months, which occur during the second quarter in the northern hemisphere. The sales increase during the fourth quarter of 2003 compared to third quarter was driven by a strong performance in our International business segment, primarily in the surgical product line.

Liquidity and Capital Resources

Cash, Debt and Liquidity

At December 31, 2003, Alcon reported cash and cash equivalents of $1,086.0 million, total debt of $1,410.3 million and consolidated shareholders' equity of $1,591.5 million. The net debt balance (total debt minus cash and cash equivalents) declined $584.5 million during 2003 to $324.3 million as the Company continued to generate significant cash flow from operations.

Management believes that the evolution of net debt is important to understanding the Company's cash flow generation and overall financial health. Investors should also note that large balances of cash and cash equivalents are held in Switzerland, while the Company's debt is located in subsidiary operating companies elsewhere. Net debt is calculated as follows:

December 31,	2003	2002
(in millions)		
Net Debt		
Short term borrowings	$ 1,326.8	$ 1,772.8
Current maturities of long term debt	8.5	23.1
Long term debt	75.0	80.8
Total debt	1,410.3	1,876.7
Less: Cash and cash equivalents	1,086.0	967.9
Net debt	$ 324.3	$ 908.8

IPO - Related Activities

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30 million, and, under the separation agreement, Nestlé's German subsidiary sold it back to us effective January 1, 2002, for approximately $42 million. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

On March 20, 2002, Alcon made a payment to Nestlé of $1,243.4 million for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term debt. The entire payment was considered a dividend under Swiss law.

In February 2002, prior to the IPO, Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3.634 billion. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 million on May 29, 2002. No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the year ended December 31, 2002 would have been less than reported:

	Proforma	As Reported
Basic earnings per common share	$ 1.51	$ 1.54
Diluted earnings per common share	$ 1.51	$ 1.53
Basic weighted average common shares	305,878,040	301,482,834
Diluted weighted average common shares	306,906,985	302,511,780

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0 million, after offering expenses and taxes, and were used to redeem the preferred shares on May 29, 2002.

Net proceeds of $219.1 million, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

Preferred Shares of Subsidiary

In May of 2000, Alcon Holdings, Inc. ("AHI"), a wholly owned subsidiary of Alcon, issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002 Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1.997 billion Swiss francs. Alcon also contributed to AHI, as capital in kind, all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 million Swiss francs for the 20,000 preferred shares and accrued dividends. The preferred shares were immediately retired. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9 million.

Other Financing Activities

In 2002, the board of directors approved the purchase of up to 2,000,000 Alcon shares to satisfy the exercise of stock options granted to employees. During 2002, Alcon purchased 193,500 treasury shares on the market for $7.9 million. Under this same program, Alcon purchased an additional 585,100 treasury shares on the market for $34.1 million during 2003.

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, the proposal by our Board of Directors, and ultimately the approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. Subject to these limitations, we expect to declare a dividend based on 2003 operations of CHF 0.72 per common share, or approximately $0.57 per common share, totaling an estimated $176 million depending on exchange rates. We anticipate that the dividend, if it is approved by the shareholders on April 27, 2004, will be paid on or about May 14, 2004.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2003 was $175.7 million, including $157.9 million of capital expenditures related to improvements in our manufacturing and research and development facilities and other infrastructure. During this period, we also acquired intangible assets at a cost of $5.0 million. Our annual capital expenditures over the last three years were $157.9 million in 2003, $120.9 million in 2002 and $127.4 million in 2001, principally to expand and upgrade our manufacturing and research facilities.

In 2003, the Company commenced construction of a new $24 million administrative facility located on the Fort Worth, Texas campus that will provide occupancy for offsite employees as well as serve as a training and education center for physicians, medical students and Alcon's sales force. In order to establish manufacturing capacity for intraocular lenses outside the United States, the Company began converting the Cork, Ireland, manufacturing facility from its refractive equipment production to production of intraocular lenses. Additional expenditures were made to upgrade our manufacturing facilities in Puurs, Belgium, Kaysersberg, France, Huntington, West Virginia, and Fort Worth, Texas. We had capital expenditure commitments of $38.6 million at December 31, 2003. We expect to fund these capital projects through operating cash flow and, if necessary, short term borrowings.

In November 2003, Alcon's wholly owned subsidiary, Alcon Cusí S.A., completed the sale of its contact lens care solutions manufacturing facility located in Madrid, Spain, to AMO Manufacturing Spain, S.L., a wholly owned subsidiary of Advanced Medical Optics, Inc. (NYSE: AVO) for $21.6 million in cash. Alcon realized a pre-tax gain of $8.2 million from the sale during the fourth quarter of 2003.

The production of contact lens care products previously manufactured in Madrid was transferred to the Alcon plant in Fort Worth, Texas. The Madrid plant was sold to optimize capacity levels, streamline manufacturing and distribution operations, gain efficiencies and reduce total production costs for contact lens care solutions.

Contractual Obligations

(in millions)	Total	Payments Due by Period			
		1 Year or Less	2–3 Years	4–5 Years	More Than 5 Years
Long term debt	$ 83.5	$ 8.5	$ 10.0	$ 5.4	$ 59.6
Operating leases	120.3	34.6	45.1	19.3	21.3
Purchase obligations	57.8	13.5	28.7	9.3	6.3
Other long term liabilities	302.3	24.5	50.9	37.6	189.3
Total contractual obligations	$ 563.9	$ 81.1	$ 134.7	$ 71.6	$ 276.5

Capital Resources

We expect to meet our current liquidity needs, including the approximately CHF 222 million (or approximately $176 million) anticipated dividend payment subject to shareholder approval, principally through cash and cash equivalents, the liquidation of short term investments and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through our operating cash flows and through issuances of commercial paper under the facility described below, the combination of which we believe would be sufficient even if our sales were adversely impacted as compared to expectations.

Credit and Commercial Paper Facilities

As of December 31, 2003, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of December 31, 2003, $1,005.1 million of the commercial paper was outstanding at an average interest rate of 1.1% before fees. Related to this short term, floating interest rate borrowing, we have entered into two $25.0 million interest rate swaps which have a net effect of fixing the interest rate of a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($48.9 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total fees paid to Nestlé for the years ended December 31, 2003, 2002, and 2001 were $4.1million, $1.7 million and $0.1 million, respectively. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $344.4 million under unsecured revolving credit facilities with Nestlé and its affiliates; at December 31, 2003, $111.5 million was outstanding under these credit facilities. Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $603.2 million under which there was an aggregate outstanding balance of $210.2 million. These third-party credit facilities are arranged or provided by a number of international financial institutions, the most significant of which had the following aggregate limits: Citibank ($171.0 million); Mizuho Bank ($84.2 million); FORTIS ($47.3 million); Mitsui-Sumitomo Bank ($42.1 million); and ING ($41.6 million). The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 2.6% at December 31, 2003.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, as well as identifying and assessing our accounting treatment with respect to commitments and contingencies. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletins No. 101 and 104. Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates. Product returns are estimated based on historical trends and current market developments. Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements. While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or under stated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions. If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: The Company assesses the recoverability of goodwill annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

• significant underperformance relative to expected historical or projected future operating results;
• significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;
• significant negative industry or economic trends; and
• significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangibles assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting. Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities: Our tax returns are subject to examination by taxing authorities in various jurisdictions. Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination. Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities. However, our actual tax liabilities ultimately may differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities were to successfully challenge the tax treatment upon which our management has based its estimates.

Litigation Liabilities: Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties. Management reviews litigation claims with counsel to assess the probable outcome of such claims. Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them. Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities. However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee Benefits: We must make certain assumptions in the calculation of the actuarial valuation of the Company sponsored defined benefit pension plans and postretirement benefits. These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs. If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses. See note 15 to the accompanying consolidated financial statements for additional information regarding assumptions used by the Company.

Market Risk

Interest Rate Risks

Because we have previously financed, and expect to continue to finance, our operations in part through short term loans, we are exposed to interest rate risks. At December 31, 2003, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. We have partly mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the United States to represent in the aggregate approximately 15% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, transactions range in duration from one to five years and in principal amount range from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 17 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size, and has relatively less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged. A number of these contracts are executed through Nestlé to take advantage of their expertise and economies of scale.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was subsequently revised in December 2003. FIN 46 interprets Accounting Research Bulletin No. 51, Consolidated Financial Statements. FIN 46 requires a variable interest entity to be consolidated when a company is subject to the majority of the risk of loss from the variable interest entity's activities or is entitled to receive the majority of the entity's residual returns, or both. The consolidation requirements for newly created variable interest entities and the transitional disclosure provisions of FIN 46 are effective for the Company immediately. The adoption of FIN 46 did not have an impact on our results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The Statement is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003, and to certain preexisting contracts. The adoption of SFAS No. 149 did not have an impact on our results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our results of operations or financial position.

In May 2003, the FASB's Emerging Issues Task Force ("EITF") reached consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 sets forth criteria to govern how to identify whether goods or services or both that are to be delivered separately in bundled sales arrangements should be accounted for separately. The guidance in EITF 00-21 was effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 had no significant impact on our results of operations or financial position.

In December 2003, the U.S. Securities and Exchange Commission's Office of the Chief Accountant and the Division of Corporation Finance announced the release of Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." This staff accounting bulletin updated portions of the interpretative guidance included in Topic 13 of the codification of staff accounting bulletins in order to make this interpretive guidance consistent with current authoritative accounting guidance.

The principal revisions were related to the deletion of interpretive material no longer necessary because of private sector developments in U.S. generally accepted accounting principles (principally EITF 00-21), and the incorporation of certain sections of the staff's "Revenue Recognition in Financial Statements – Frequently Asked Questions and Answers" document into Topic 13. The release of SAB No. 104 did not have a material impact on our results of operations or financial position.

In December 2003, the FASB issued SFAS No. 132 (revised 2003) Employers' Disclosures about Pensions and Other Postretirement Benefits. This statement requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined postretirement plans. The Company has adopted the portion of the Statement that is effective for financial statements with fiscal years ending after December 15, 2003. The Company is still analyzing this Statement to determine how it will affect the disclosures in future annual and interim periods.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Alcon, Inc.

We have audited the accompanying consolidated balance sheets of Alcon, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alcon, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 4 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

Fort Worth, Texas
January 30, 2004,
     except for note 20 which is
     as of February 11, 2004

CONSOLIDATED BALANCE SHEETS

December 31,	2003	2002
(in millions, except share data)		
Assets		
Current assets:		
Cash and cash equivalents	$ 1,086.0	$ 967.9
Investments	100.5	66.3
Trade receivables, net	622.8	547.5
Inventories	446.5	412.3
Deferred income tax assets	157.4	128.7
Other current assets	57.0	76.9
Total current assets	2,470.2	2,199.6
Property, plant and equipment, net	788.8	704.1
Intangible assets, net	331.5	392.8
Goodwill	552.1	549.8
Long term deferred income tax assets	118.8	90.1
Other assets	39.2	33.4
Total assets	$ 4,300.6	$ 3,969.8
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 146.1	$ 117.0
Short term borrowings	1,326.8	1,772.8
Current maturities of long term debt	8.5	23.1
Other current liabilities	751.6	659.4
Total current liabilities	2,233.0	2,572.3
Long term debt, net of current maturities	75.0	80.8
Long term deferred income tax liabilities	108.4	85.8
Other long term liabilities	292.7	256.6
Contingencies (note 16)		
Shareholders' equity:		
Common shares, par value CHF 0.20 per share, 336,975,000 shares authorized, 309,310,273 shares issued and 308,519,051 shares outstanding at December 31, 2003; 336,975,000 shares authorized, 309,231,699 shares issued and 309,032,167 shares outstanding at December 31, 2002	42.5	42.5
Additional paid-in capital	512.0	508.5
Accumulated other comprehensive income (loss)	135.8	(16.4)
Deferred compensation	(7.5)	(15.2)
Retained earnings	951.2	463.0
Treasury shares, at cost; 791,222 shares at December 31, 2003; and 199,532 shares at December 31, 2002	(42.5)	(8.1)
Total shareholders' equity	1,591.5	974.3
Total liabilities and shareholders' equity	$ 4,300.6	$ 3,969.8

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,	2003	2002	2001
(in millions, except share data)			
Sales	$ 3,406.9	$ 3,009.1	$ 2,747.7
Cost of goods sold	1,005.9	892.7	798.3
Gross profit	2,401.0	2,116.4	1,949.4
Selling, general and administrative	1,112.5	1,014.7	953.7
Research and development	349.9	323.5	289.8
Gain on sale of plant	(8.2)	—	—
Amortization of intangibles	67.4	74.5	117.0
Operating income	879.4	703.7	588.9
Other income (expense):			
Gain (loss) from foreign currency, net	2.0	4.2	(4.8)
Interest income	18.5	22.2	46.6
Interest expense	(41.8)	(53.8)	(107.7)
Other	—	1.2	(9.1)
Earnings before income taxes	858.1	677.5	513.9
Income taxes	262.7	210.6	198.3
Net earnings	$ 595.4	$ 466.9	$ 315.6
Basic earnings per common share	$ 1.93	$ 1.54	$ 1.05
Diluted earnings per common share	$ 1.92	$ 1.53	$ 1.05
Basic weighted average common shares	307,934,623	301,482,834	300,000,000
Diluted weighted average common shares	310,812,399	302,511,780	300,000,000

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years ended December 31, 2003, 2002 and 2001

	Common Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Deferred Compensation	Retained Earnings	Treasury Shares	Total
	Number of Shares Outstanding	Amount						
(in millions, except share data)								
Balance, December 31, 2000	300,000,000	$ 42.9	$ 592.0	$ (91.4)	$ —	$ 557.9	$ —	$ 1,101.4
Comprehensive income:								
Net earnings	—	—	—	—	—	315.6	—	315.6
Change in net unrealized gains on investments	—	—	—	0.4	—	—	—	0.4
Impairment loss on investment	—	—	—	7.3	—	—	—	7.3
Foreign currency translation adjustments	—	—	—	(27.1)	—	—	—	(27.1)
Total comprehensive income								296.2
Dividends on common shares	—	—	—	—	—	(8.0)	—	(8.0)
Balance, December 31, 2001	300,000,000	42.9	592.0	(110.8)	—	865.5	—	1,389.6
Comprehensive income:								
Net earnings	—	—	—	—	—	466.9	—	466.9
Change in net unrealized losses on investments	—	—	—	(1.6)	—	—	—	(1.6)
Change in net unrealized losses on cash flow hedges	—	—	—	(5.8)	—	—	—	(5.8)
Foreign currency translation adjustments	—	—	—	101.8	—	—	—	101.8
Total comprehensive income								561.3
Conversion of common shares to preferred shares	(69,750,000)	(10.0)	(2,178.0)	—	—	—	—	(2,188.0)
Initial public offering	76,725,000	9.3	2,398.8	—	—	—	—	2,408.1
Options exercised	91,000	—	3.3	—	—	—	—	3.3
Treasury shares acquired	(199,532)	—	—	—	—	—	(8.1)	(8.1)
Conversion of employee plan	2,165,699	0.3	70.3	—	(37.3)	—	—	33.3
Compensation expense	—	—	—	—	22.1	—	—	22.1
Dividends and accretion of discount on preferred shares of subsidiary	—	—	—	—	—	(3.9)	—	(3.9)
Dividends on common shares	—	—	(377.9)	—	—	(865.5)	—	(1,243.4)
Balance, December 31, 2002	309,032,167	42.5	508.5	(16.4)	(15.2)	463.0	(8.1)	974.3
Comprehensive income:								
Net earnings	—	—	—	—	—	595.4	—	595.4
Change in net unrealized losses on investments	—	—	—	(0.3)	—	—	—	(0.3)
Change in net unrealized losses on cash flow hedges	—	—	—	5.8	—	—	—	5.8
Minimum pension liability adjustment	—	—	—	(2.5)	—	—	—	(2.5)
Foreign currency translation adjustments	—	—	—	149.2	—	—	—	149.2
Total comprehensive income								747.6
Options exercised	78,574	—	3.5	—	—	—	—	3.5
Treasury shares acquired	(591,690)	—	—	—	—	—	(34.4)	(34.4)
Compensation expense	—	—	—	—	7.7	—	—	7.7
Dividends on common shares	—	—	—	—	—	(107.2)	—	(107.2)
Balance, December 31, 2003	308,519,051	$ 42.5	$ 512.0	$ 135.8	$ (7.5)	$ 951.2	$(42.5)	$ 1,591.5

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	2003	2002	2001
(in millions)			
Cash provided by (used in) operating activities:			
Net earnings	$ 595.4	$ 466.9	$ 315.6
Adjustments to reconcile net earnings to cash provided from operating activities:			
Depreciation	110.4	92.0	78.3
Amortization of intangibles	67.4	74.5	117.0
Amortization of deferred compensation	7.7	22.1	—
Tax benefit from exercise of stock options	0.9	—	—
Deferred income taxes	(28.1)	5.3	(2.4)
(Gain) loss on sale of assets	(7.2)	6.7	1.4
Changes in operating assets and liabilities:			
Trade receivables	(19.6)	(27.5)	(27.6)
Inventories	25.0	(3.3)	(57.4)
Other assets	36.5	28.6	31.0
Accounts payable and other current liabilities	92.9	26.1	58.0
Other long term liabilities	34.1	10.0	29.8
Net cash from operating activities	915.4	701.4	543.7
Cash provided by (used in) investing activities:			
Proceeds from sale of assets	21.1	1.5	4.2
Purchases of property, plant and equipment	(157.9)	(120.9)	(127.4)
Purchase of intangible assets	(5.0)	(2.8)	(10.9)
Net purchases of investments	(33.9)	(4.7)	(15.2)
Net cash from investing activities	(175.7)	(126.9)	(149.3)
Cash provided by (used in) financing activities:			
Net proceeds from (repayment of) short term debt	(506.9)	951.4	(194.8)
Proceeds from issuance of long term debt	—	0.9	42.2
Repayment of long term debt	(23.5)	(630.4)	(37.7)
Dividends on common shares	(107.2)	(1,243.4)	(8.0)
Proceeds from public sale of common shares	—	2,408.1	—
Redemption of preferred shares	—	(2,188.0)	—
Proceeds from sale of common shares to employees	2.6	3.3	—
Acquisition of treasury shares	(34.1)	(7.9)	—
Proceeds from sale of preferred shares of subsidiary	—	1,362.5	—
Redemption of preferred shares of subsidiary	—	(1,364.4)	—
Dividends on preferred shares of subsidiary	—	(2.0)	—
Other	—	(42.8)	42.8
Net cash from financing activities	(669.1)	(752.7)	(155.5)
Effect of exchange rates on cash and cash equivalents	47.5	5.6	(10.4)
Net increase (decrease) in cash and cash equivalents	118.1	(172.6)	228.5
Cash and cash equivalents, beginning of year	967.9	1,140.5	912.0
Cash and cash equivalents, end of year	$ 1,086.0	$ 967.9	$ 1,140.5

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except share data)

(1) Initial Public Offering

At December 31, 2001, Alcon, Inc., a Swiss corporation ("Alcon"), was a wholly owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term borrowings. The entire payment was considered a dividend under Swiss law.

On February 25, 2002 Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

(2) Summary of Significant Accounting Policies and Practices

(a) Description of Business. The principal business of Alcon and all of its subsidiaries (collectively, the "Company") is the development, manufacture and marketing of pharmaceuticals, surgical equipment and devices, contact lens care and other vision care products that treat eye diseases and disorders and promote the general health and function of the human eye. Due to the nature of the Company's worldwide operations, it is not subject to significant concentration risks.

(b) Principles of Consolidation. The consolidated financial statements include the accounts of the Company. All significant balances and transactions among the consolidated entities have been eliminated in consolidation. All consolidated entities are included on the basis of a calendar year.

(c) Management Estimates. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Actual results could differ from those estimates.

(d) Foreign Currency. The reporting currency of the Company is the United States dollar. The financial position and results of operations of the Company's foreign subsidiaries are generally determined using the local currency as the functional currency. Assets and liabilities of these subsidiaries have been translated at the rate of exchange at the end of each period. Revenues and expenses have

been translated at the weighted average rate of exchange in effect during the period. Gains and losses resulting from translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity. The impact of subsidiaries located in countries whose economies are considered highly inflationary is insignificant. Gains and losses resulting from foreign currency transactions are included in nonoperating earnings. Under Swiss corporate law, Alcon is required to declare any dividends on its common shares in Swiss francs.

(e) Cash and Cash Equivalents. Cash equivalents include demand deposits and all highly liquid investments with original maturities of three months or less.

(f) Inventories. Inventories are stated at the lower of cost or market. Cost is determined primarily using the first-in, first-out method.

(g) Investments. Investments consist of equity and fixed income securities classified as available-for-sale. Available-for-sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale investments that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Dividend and interest income is recognized when earned.

(h) Financial Instruments. The Company uses various derivative financial instruments on a limited basis as part of a strategy to manage the Company's exposure to certain market risks associated with interest rate and foreign currency exchange rate fluctuations expected to occur within the next twelve months. The Company evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments. The Company does not enter into financial instruments for trading or speculative purposes.

The Company periodically uses foreign currency forward contracts to reduce the effect of fluctuating foreign currencies on foreign currency denominated intercompany transactions. The forward contracts establish the exchange rates at which the Company purchases or sells the contracted amount of foreign currencies for specified local currencies at a future date. The Company uses forward contracts, which are short term in nature, and receives or pays the difference between the contracted forward rate and the exchange rate at the settlement date.

All of the Company's derivative financial instruments are recorded at fair value. For derivative instruments designated and qualifying as fair value hedges, the gain or loss on these hedges is recorded immediately in earnings to offset the changes in the fair value of the assets or liabilities being hedged. For derivative instruments designated and qualifying as cash flow hedges, the effective portion of the gain or loss on these hedges is reported as a component of accumulated other comprehensive income (loss) in shareholders' equity, and is reclassified into earnings when the hedged transaction affects earnings.

(i) Property, Plant and Equipment. Property, plant and equipment are stated at historical cost. Additions, major renewals and improvements are capitalized while repairs and maintenance costs are expensed. Upon disposition, the book value of assets and related accumulated depreciation is relieved and the resulting gains or losses are reflected in earnings.

Depreciation on plant and equipment is calculated on the straight-line method over the estimated useful lives of the assets, which are as follows:

Land improvements	25 years
Buildings and improvements	12–50 years
Machinery, other equipment and software	3–12 years

(j) Goodwill and Intangible Assets, Net. Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company did not record an impairment loss as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Prior to 2002, goodwill, which represents the excess of purchase price over fair value of net assets acquired, was amortized on a straight-line basis over the expected periods to be benefited, which were 10 to 20 years.

Intangible assets, net, consist of customer base, trademarks and patents, and licensed technology. The cost of these intangible assets is amortized straight line over the estimated useful lives of the respective assets, which are 5 to 20 years.

(k) Impairment. Long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

(l) Pension and Other Postretirement Plans. The Company sponsors several defined contribution plans, defined benefit retirement plans and a postretirement health care plan.

The Company provides for the benefits payable to employees on retirement by charging current service costs to income systematically over the expected service lives of employees who participate in defined benefit plans. An actuarially computed amount is determined at the beginning of each year by using valuation methods that attribute the cost of the retirement benefits to periods of employee service. Such valuation methods incorporate assumptions concerning employees' projected compensation and health care cost trends. Prior service costs for plan amendments are generally charged to income systematically over the remaining expected service lives of participating employees.

The cost recognized for defined contribution plans is based upon the contribution required for the period.

Under a Financial Accounting Standards Board Staff Position adopted in January 2004, the Company elected to defer recognition of the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accounting for its postretirement health care plan under FASB Statement No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions,* or in making disclosures related to its plan required by FASB Statement No. 132, *Employers' Disclosure about Pensions and Other Postretirement Benefits,* until authoritative guidance on accounting for subsidies provided by such act is issued. When issued, final guidance could require changes to previously reported information. Measures presented in these financial statements for accumulated postretirement benefit obligation or net periodic postretirement benefit cost do not reflect the results of this act.

(m) Revenue Recognition. The Company recognizes revenue on product sales when the customer takes title and assumes risk of loss except for surgical equipment sales. If the customer takes title and assumes risk of loss upon shipment, revenue is recognized on the shipment date. If the customer takes title and assumes risk of loss upon delivery, revenue is recognized on the delivery date. Revenue is recognized as the net amount to be received after deducting estimated amounts for rebates and product returns.

The Company recognizes revenue on surgical equipment sales when the customer takes title and assumes risk of loss and when installation and any required training have been completed. Per procedure technology fees related to refractive laser systems are recognized in the period when the procedure is performed.

The Company recognizes revenue in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletins No. 101 and 104.

(n) Research and Development. Internal research and development are expensed as incurred. Third-party research and development costs are expensed as the contracted work is performed or as milestone results have been achieved.

(o) Selling, General and Administrative. Advertising costs are expensed as incurred. Advertising costs amounted to $119.5, $99.7 and $96.0 in 2003, 2002 and 2001, respectively.

Shipping and handling costs amounted to $42.5, $37.0 and $33.5 in 2003, 2002 and 2001, respectively.

(p) Income Taxes. The Company recognizes deferred income tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities and expected benefits of utilizing net operating loss and credit carryforwards. The impact on deferred income taxes of changes in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period of enactment. Withholding taxes have been provided on unremitted earnings of subsidiaries which are not reinvested indefinitely in such operations. Dividends to Alcon do not result in Swiss income taxes.

(q) Basic and Diluted Earnings Per Common Share. Basic earnings per common share were computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding for the relevant period. Earnings available to common shareholders were determined by deducting dividends and accretion of discount on preferred shares of subsidiary from net earnings. In 2003 and 2002, diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested. There were no dilutive securities outstanding in 2001.

A reconciliation of net earning to earnings available to common shareholders follows:

	2003	2002	2001
Net earnings	$ 595.4	$ 466.9	$ 315.6
Dividends and accretion of discount on preferred shares of subsidiary	—	(3.9)	—
Earnings available to common shareholders	$ 595.4	$ 463.0	$ 315.6

The following table reconciles the weighted average shares of the basic and diluted share computations:

	2003	2002	2001
Basic weighted average common shares outstanding	307,934,623	301,482,834	300,000,000
Effect of dilutive securities:			
Employee stock options	2,106,941	303,665	—
Contingent restricted common shares	770,835	725,281	—
Diluted weighted average common shares outstanding	310,812,399	302,511,780	300,000,000

(r) Comprehensive Income. Comprehensive income consists of net earnings, foreign currency translation adjustments, unrealized gains (losses) on investments, unrealized losses on cash flow hedges and minimum pension liability adjustment and is presented in the consolidated statements of shareholders' equity and comprehensive income.

(s) Stock-Based Compensation. The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

	2003	2002
Net earnings, as reported	$ 595.4	$ 466.9
Deduct: Total stock-based employee compensation expense determined under the		
fair value method for all awards, net of related tax benefits	(29.8)	(15.2)
Proforma net earnings	$ 565.6	$ 451.7
Earnings per common share:		
Basic – as reported	$ 1.93	$ 1.54
Basic – proforma	$ 1.84	$ 1.49
Diluted – as reported	$ 1.92	$ 1.53
Diluted – proforma	$ 1.82	$ 1.48

(t) Warranty Reserves. The Company generally warrants its surgical equipment against defects for a period of one year from the installation date. Warranty costs are estimated and expensed at the date of sale and the resulting accrued liability is amortized over the warranty period. Such costs are estimated based on actual cost experience.

(u) Reclassifications. Certain reclassifications have been made to prior year amounts to conform with current year presentation.

(3) Cash Flows – Supplemental Disclosures

	2003	2002	2001
Supplemental disclosure of cash flow information:			
Cash paid during the year for the following:			
Interest expense, net of amount capitalized	$ 43.3	$ 53.4	$ 111.6
Income taxes	$ 239.9	$ 210.6	$ 146.1

Supplemental Disclosure of Non-cash Financing Activities:

(a) On February 25, 2002, Nestlé converted 69,750,000 Alcon common shares that it owned into 69,750,000 Alcon non-voting preferred shares. The redemption price for these preferred shares was CHF 3,634.

(b) In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares. The effects on the 2002 financial statements were to:

• decrease other current liabilities by $10.9
• decrease other long term liabilities by $23.3
• increase common stock and additional paid-in capital by $71.5
• decrease total equity for deferred compensation of $37.3

Deferred compensation was reduced by $7.7 and $22.1, which amounts were charged against earnings in the years ended December 31, 2003 and 2002, respectively, and were reflected as adjustments in net cash from operating activities.

(c) During years ended December 31, 2003 and 2002, Alcon acquired 6,590 and 6,032 treasury shares respectively, when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 12.

(4) Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." Statement 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company did not record an impairment as a result of the implementation of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their residual values and reviewed for impairment.

Intangible assets subject to amortization:

	December 31, 2003		December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Licensed technology	$ 511.6	$ (258.2)	$ 508.3	$ (207.0)
Other	186.0	(107.9)	184.2	(92.7)
	$ 697.6	$ (366.1)	$ 692.5	$ (299.7)

Year ended December 31,	2003	2002	2001
Aggregate amortization expense related to intangible assets	$ 67.4	$ 74.5	$ 59.4

In connection with a voluntary recall and termination of the *SKBM*® microkeratome product line, a $5.9 impairment loss on intangible assets was recorded as amortization in 2002.

Estimated Amortization Expense:

For year ended December 31, 2004	$ 63.0
For year ended December 31, 2005	$ 60.8
For year ended December 31, 2006	$ 55.4
For year ended December 31, 2007	$ 52.0
For year ended December 31, 2008	$ 46.5

The Company recorded no intangible assets with indefinite lives other than goodwill.

The changes in the carrying amount of goodwill for the year ended December 31, 2003 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2001	$ 338.4	$ 202.8	$ 541.2
Amounts reclassified to goodwill from intangibles	3.2	1.7	4.9
Reclassified balance, December 31, 2001	341.6	204.5	546.1
Impact of changes in foreign exchange rates	—	3.7	3.7
Balance, December 31, 2002	341.6	208.2	549.8
Impact of changes in foreign exchange rates and other	(2.3)	4.6	2.3
Balance, December 31, 2003	$ 339.3	$ 212.8	$ 552.1

The impact on net earnings, assuming the exclusion of amortization expense recognized in 2001 for goodwill and intangible assets that are no longer amortized, would have been:

Year ended December 31,	2003	2002	2001
Reported net earnings	$ 595.4	$ 466.9	$ 315.6
Add back – goodwill amortization, net of income taxes	—	—	40.2
Adjusted net earnings	$ 595.4	$ 466.9	$ 355.8
Basic earnings per share:			
Reported net earnings	$ 1.93	$ 1.54	$ 1.05
Add back – goodwill amortization, net of income taxes	—	—	0.13
Adjusted net earnings	$ 1.93	$ 1.54	$ 1.18
Diluted earnings per share:			
Reported net earnings	$ 1.92	$ 1.53	$ 1.05
Add back – goodwill amortization, net of income taxes	—	—	0.13
Adjusted net earnings	$ 1.92	$ 1.53	$ 1.18

(5) Supplemental Balance Sheet Information

December 31,	2003	2002
Cash and Cash Equivalents		
Cash	$ 65.9	$ 47.1
Cash equivalents on deposit with Nestlé	0.1	—
Cash equivalents – Other	1,020.0	920.8
	$ 1,086.0	$ 967.9

Cash equivalents consisted of interest bearing deposits and repurchase agreements with an initial term of less than three months.

December 31,	2003	2002
Trade Receivables, Net		
Trade receivables	$ 655.9	$ 580.5
Allowance for doubtful accounts	(33.1)	(33.0)
	$ 622.8	$ 547.5

Bad debt expense for the years ended December 31, 2003, 2002 and 2001 was $2.2, $8.9 and $11.9, respectively. The allowance for doubtful accounts at the beginning of 2002 and 2001 was $24.0 and $20.3, respectively. Charge-offs (recoveries), net, for the years ended December 31, 2003, 2002 and 2001 were $2.1, $(0.1) and 8.2, respectively.

December 31,	2003	2002
Inventories		
Finished products	$ 270.9	$ 245.0
Work in process	40.0	34.0
Raw materials	135.6	133.3
	$ 446.5	$ 412.3

December 31,	2003	2002
Other Current Assets		
Prepaid expenses	$ 26.3	$ 39.9
Receivables from affiliates	0.1	0.3
Other	30.6	36.7
	$ 57.0	$ 76.9

December 31,	2003	2002
Property, Plant and Equipment, Net		
Land and improvements	$ 25.4	$ 23.2
Buildings and improvements	494.3	466.7
Machinery, other equipment and software	848.1	790.5
Construction in progress	120.6	46.2
	1,488.4	1,326.6
Accumulated depreciation	(699.6)	(622.5)
	$ 788.8	$ 704.1

Construction in progress at December 31, 2003 consisted primarily of various plant expansion projects. Commitments related to these projects at December 31, 2003 totaled $38.6.

December 31,	2003	2002
Other Current Liabilities		
Deferred income tax liabilities	$ 14.0	$ 11.5
Payables to affiliates	6.1	4.3
Accrued warranties	7.3	6.4
Accrued payroll	206.3	183.0
Accrued taxes	267.1	224.9
Other	250.8	229.3
	$ 751.6	$ 659.4

Warranty expense for the years ended December 31, 2003, 2002 and 2001 was $11.0, $13.4 and $11.0, respectively. The reserves to satisfy warranty obligations at the beginning of 2002 and 2001 was $6.4 and $6.5, respectively.

December 31,	2003	2002
Other Long Term Liabilities		
Pension plans	$ 194.8	$ 171.5
Postretirement health care plan	60.2	41.4
Deferred compensation	29.4	32.2
Other	8.3	11.5
	$ 292.7	$ 256.6

December 31,	2003	2002
Accumulated Other Comprehensive Income (Loss)		
Foreign currency translation adjustment	$ 139.4	$ (9.7)
Unrealized losses on investments	(1.1)	(0.9)
Unrealized losses on cash flow hedges	—	(5.8)
Minimum pension liability adjustment	(2.5)	—
	$ 135.8	$ (16.4)

(6) Short Term Borrowings

December 31,	2003	2002
Lines of credit	$ 167.3	$ 240.6
Commercial paper	1,005.1	1,377.4
From affiliates	111.5	117.2
Bank overdrafts	42.9	37.6
	$ 1,326.8	$ 1,772.8

At December 31, 2003, the Company had several unsecured line of credit agreements totaling $410.3 with third parties that were denominated in various currencies. The commitment fees related to unused borrowings under these facilities were nominal during 2003, 2002 and 2001. The weighted average interest rates at December 31, 2003 and 2002 were 2.5% and 5.9%, respectively. The amounts outstanding under these agreements at December 31, 2003 were due at various dates during 2004.

At December 31, 2003, the Company had a $2,000 commercial paper facility. At December 31, 2003, the outstanding balance carried an average interest rate of 1.10% before fees. Related to this short term, floating interest rate borrowing, the Company has entered into two $25.0 interest rate swaps that have a net effect of fixing the interest rate of a portion of the outstanding amount at 2.77%, which is based on a two year rate at the time of initiation of the hedge. Nestlé guarantees the commercial paper facility and assists in its management, for which the Company pays Nestlé an annual fee based on the average outstanding commercial paper balances. The Company's management believes that any fees paid by us to Nestlé for their guarantee of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. Total guarantee fees paid to Nestlé for the years ended December 31, 2003 and 2002 were $4.1 and $1.6, respectively.

The Company had various unsecured promissory notes and line of credit agreements denominated in various currencies with several subsidiaries of Nestlé. These short term borrowings at December 31, 2003 were either due on demand or at various dates during 2004. The weighted average interest rates at December 31, 2003 and 2002 were 2.2% and 3.6%, respectively. The unused portion under the line of credit agreements was $232.9 at December 31, 2003.

The Company had several unsecured bank overdraft lines of credit denominated in various currencies totaling $192.9 at December 31, 2003. The weighted average interest rates on bank overdrafts at December 31, 2003 and 2002 were 4.9% and 9.5%, respectively.

(7) Long Term Debt

December 31,	2003	2002
License obligations	$ 21.7	$ 43.9
Bonds	48.9	45.6
Other	12.9	14.4
Total long term debt	83.5	103.9
Less current maturities of long term debt	8.5	23.1
Long term debt, net of current maturities	$ 75.0	$ 80.8

License obligations represented the present value of noninterest bearing future fixed payments through 2007 that were capitalized as intangibles. These obligations were discounted at the Company's borrowing rate (6.25% to 8.50%) at the time each license was obtained.

The Company's Japanese subsidiary has outstanding bonds with interest at yen LIBOR (0.1% at December 31, 2003) due 2011. Such bonds were guaranteed by Nestlé for a fee of approximately $0.1 annually in 2003, 2002 and 2001.

Long term maturities for each of the next five years are $8.5 in 2004, $4.8 in 2005, $5.2 in 2006, $5.1 in 2007, and $0.3 in 2008.

Interest costs of $0.5, $0.2 and $2.2 in 2003, 2002 and 2001, respectively, were capitalized as part of property, plant and equipment.

(8) Income Taxes

The components of earnings before income taxes were:

	2003	2002	2001
Switzerland	$ 244.8	$ 178.3	$ 267.7
Outside of Switzerland	613.3	499.2	246.2
Earnings before income taxes	$ 858.1	$ 677.5	$ 513.9

Income tax expense (benefit) consisted of the following:

	2003	2002	2001
Current:			
Switzerland	$ 12.6	$ 20.8	$ 26.9
Outside of Switzerland	278.2	184.5	173.8
Total current	290.8	205.3	200.7
Deferred:			
Switzerland	5.9	3.7	3.2
Outside of Switzerland	(34.0)	1.6	(5.6)
Total deferred	(28.1)	5.3	(2.4)
Total	$ 262.7	$ 210.6	$ 198.3

A comparison of income tax expense at the statutory tax rate of 7.8% in Switzerland to the consolidated effective tax rate follows:

	2003	2002	2001
Statutory income tax rate	7.8%	7.8%	7.8%
Effect of higher tax rates in other jurisdictions	23.9	25.2	26.0
Nondeductible items	0.1	—	4.2
Other	(1.2)	(1.9)	0.6
Effective tax rate	30.6%	31.1%	38.6%

At December 31, 2003, Alcon's subsidiaries had net operating loss carryforwards as follows:

Year of Expiration	Amount
2004	$ 0.3
2005	3.0
2006	2.7
2007	1.6
2008	2.0
2009-2011	0.2
Indefinite	45.4
Total net operating loss carryforwards	$ 55.2

Deferred income taxes are recognized for tax consequences of "temporary differences" by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

Temporary differences and carryforwards at December 31, 2003 and 2002 were as follows:

December 31,	2003	2002
Deferred income tax assets:		
Trade receivables	$ 28.5	$ 20.8
Inventories	44.2	41.7
Other assets	25.9	37.1
Accounts payable and other current liabilities	59.3	67.3
Other liabilities	107.7	98.4
Net operating loss carryforwards	18.4	18.0
Gross deferred income tax assets	284.0	283.3
Unused tax credits	6.0	0.1
Valuation allowance	(19.3)	(17.5)
Total deferred income tax assets	270.7	265.9
Deferred income tax liabilities:		
Property, plant and equipment	37.2	45.6
Goodwill and intangible assets	55.8	72.1
Other	23.9	26.7
Total deferred income tax liabilities	116.9	144.4
Net deferred income tax assets	$ 153.8	$ 121.5

Based on the Company's historical pre-tax earnings, management believes it is more likely than not that the Company will realize the benefit of the existing net deferred income tax assets at December 31, 2003. Management believes the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable earnings; however, there can be no assurance that the Company will generate any earnings or any specific level of continuing earnings in future years. Certain tax planning or other strategies could be implemented, if necessary, to supplement earnings from operations to fully realize tax benefits.

Withholding taxes of approximately $62.1 have not been provided on approximately $1,221.1 of unremitted earnings of certain subsidiaries since such earnings are, or will be, reinvested in operations indefinitely. Dividends to Alcon do not result in Swiss income taxes.

(9) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal, and refractive), and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins). Business segment operations generally do not include research and development, manufacturing and other corporate functions. Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

Beginning in 2002, segment performance is measured based on sales and operating income reported in accordance with U.S. GAAP. Prior to 2002, the Company measured performance on the basis of International Accounting Standards. For consistency of presentation, business segment information for 2001 has been restated to a U.S. GAAP basis.

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Sales			Operating Income			Depreciation and Amortization		
	2003	2002	2001	2003	2002	2001	2003	2002	2001
United States	$ 1,785.9	$ 1,632.6	$ 1,464.6	$ 794.3	$ 675.3	$ 544.7	$ 83.0	$ 87.0	$ 96.6
International	1,621.0	1,376.5	1,283.1	514.9	428.1	405.9	52.4	41.4	64.1
Segments total	3,406.9	3,009.1	2,747.7	1,309.2	1,103.4	950.6	135.4	128.4	160.7
Manufacturing operations	—	—	—	(30.1)	(30.7)	(34.2)	28.7	27.4	25.4
Research and development	—	—	—	(325.0)	(302.0)	(270.2)	8.1	7.3	7.4
General corporate	—	—	—	(74.7)	(67.0)	(57.3)	5.6	3.4	1.8
U.S. GAAP total	$ 3,406.9	$ 3,009.1	$ 2,747.7	$ 879.4	$ 703.7	$ 588.9	$ 177.8	$ 166.5	$ 195.3

(10) Geographic, Customer and Product Information

Sales for the Company's country of domicile and all individual countries accounting for more than 10% of total sales are noted below along with long lived assets in those countries. Sales by ophthalmic market segment are also included. Sales below are based on the location of the customer. No single customer accounts for more than 10% of total sales.

	Sales			Property, Plant and Equipment	
	For the Year Ended December 31,			At December 31,	
	2003	2002	2001	2003	2002
United States	$ 1,785.9	$ 1,632.6	$ 1,464.6	$ 521.0	$ 477.0
Japan	263.9	271.7	284.8	10.5	5.8
Switzerland	25.5	19.6	16.2	9.5	7.4
Rest of World	1,331.6	1,085.2	982.1	247.8	213.9
Total	$ 3,406.9	$ 3,009.1	$ 2,747.7	$ 788.8	$ 704.1
Pharmaceutical	$ 1,309.9	$ 1,090.4	$ 927.7		
Surgical	1,585.9	1,438.5	1,357.7		
Consumer eye care	511.1	480.2	462.3		
Total	$ 3,406.9	$ 3,009.1	$ 2,747.7		

(11) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's Board of Directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common shares at a price set by the Board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan.

The plan also provides that the Board may grant Stock Appreciation Rights ("SARs") whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of $4.3 and $0.3 for the years ended December 31, 2003 and 2002, respectively.

Under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion. See note 12 for additional information about this grant.

Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2005 and expire in 2012.

During 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.0 million common shares at the market price (primarily at $36.39 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2006 and expire in 2013.

The Company applies the intrinsic value based method to account for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. Under this method, compensation expense is measured as soon as the number of shares and the exercise price is known. Compensation cost is measured by the amount by which the current market price of the underlying stock exceeds the exercise price. The Company discloses the proforma impact of the fair value based method of accounting for stock-based employee compensation plans.

The fair value of each stock option grant was estimated as of the date of grant using the Black-Scholes option pricing model using the following weighted average assumptions:

	2003	2002
Expected volatility	33.0%	33.0%
Risk-free interest rate	2.92%	4.75%
Expected lives	4 years	4 years
Dividend yield	1.0%	1.0%

The status of the stock option awards as of December 31, 2003 and 2002 and the changes during the years then ended are presented below:

	2003		2002	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance at beginning of year	7,062,584	$ 33	—	$ —
Granted	6,063,485	37	7,226,108	33
Forfeited	(65,709)	33	(72,524)	33
Exercised	(78,574)	33	(91,000)	33
Balance at the end of year	12,981,786	35	7,062,584	33
Options exercisable at year-end	752,325		132,681	
Weighted average fair value of options granted during the year	$ 10.09		$ 10.03	

The following table summarizes information about fixed stock options as of December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$33 to 35	6,944,551	8.25 years	$ 33	589,300	$ 33
$36 to 55	6,037,235	9.20 years	$ 37	163,025	$ 36
	12,981,786			752,325	

At December 31, 2003, the Company had reserved 27,664,727 shares of common stock for issuance pursuant to the 2002 Alcon Incentive Plan.

(12) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan payments were $9.0 and $19.1 for 2003 and 2002, respectively. The plan's liability was $24.6 and $29.5 at December 31, 2003 and 2002, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at December 31, 2003 and 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan ("DCP"). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust. At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust. During the year ended December 31, 2003, certain executives elected to defer $3.4 of compensation which is included in other long term liabilities in the accompanying consolidated balance sheets. Additionally, as of December 31, 2003, 87,033 common shares have been deferred into the DCP. These shares are reflected as outstanding and are included in the basic and diluted earnings per share calculations at December 31, 2003.

(13) Financial Instruments

Foreign Currency Risk Management. A significant portion of the Company's cash flows is denominated in foreign currencies. Alcon relies on sustained cash flows generated from foreign sources to support its long term commitments to U.S. dollar-based research and development. To the extent the dollar value of cash flows is diminished as a result of a strengthening dollar, the Company's ability to fund research and other dollar-based strategic initiatives at a consistent level may be impaired. The Company has established balance sheet risk management programs to protect against volatility of future foreign currency cash flows and changes in fair value caused by volatility in foreign exchange rates.

A primary objective of the balance sheet risk management program is to protect the U.S. dollar value of foreign currency denominated net monetary assets from the effects of volatility in foreign exchange that might occur prior to their conversion to U.S. dollars. The Company seeks to fully offset the effects of exchange on exposures denominated in developed country currencies, primarily the euro and Japanese yen and will either partially offset or not offset at all exposures in developing countries where we consider the cost of derivative instruments to be uneconomic or when such instruments are unavailable at any cost. The Company will also minimize the effects of exchange on monetary assets and liabilities by managing operating activities and net asset positions at the local level. The Company primarily utilizes forward exchange contracts which enable it to buy and sell foreign currencies in the future at fixed exchange rates and offset the consequences of changes in foreign exchange on the amount of U.S. dollar cash flows derived from the net assets. Prior to conversion to U.S. dollars, monetary assets and liabilities denominated in U.S. dollars are remeasured at spot rates in effect on the balance sheet date. The effect of changes in spot rates is reported in foreign exchange gains and losses in other income (expense). Fair value forward contracts are marked to fair value through foreign exchange gains and losses in other income (expense). Fair value changes in the forward contracts offset the changes in the value of the remeasured assets and liabilities attributable to changes in foreign currency exchange rates, except to the extent of the spot-forward differences. These differences are not significant due to the short term nature of the contracts, which typically have average maturities at inception of less than one year.

The fair values of forward exchange contracts are reported in other current assets and other current liabilities. For foreign currency cash flow hedges, the amount of net gain/loss related to ineffectiveness was immaterial. The fair value hedge derivative instruments have settlement dates in January 2004 and cover a notional amount of $107.0, of which $87.0 was executed through Nestlé.

Interest Rate Risk Management. The Company may use interest rate swap contracts on certain investing and borrowing transactions to manage its net exposure to interest rate changes and to reduce its overall cost of borrowing. The Company does not use leveraged swaps and does not leverage any of its investment activities that would put principal capital at risk.

At December 31, 2003 and 2002, in connection with long term bonds, the Company had an interest rate swap fair value hedge outstanding in the notional amount of $46.8. At December 31, 2003, in connection with its commercial paper program, the Company had interest rate swap agreements outstanding in the notional amount of $50.0. The fair values of interest rate swap agreements are reported in other current assets and other current liabilities.

Fair Value of Financial Instruments. At December 31, 2003 and 2002, the Company's financial instruments included cash, cash equivalents, investments, trade receivables, accounts payable, short term borrowings and long term debt. The estimated fair value of all of these financial instruments is as noted below. Due to the short term maturities of cash, cash equivalents, trade receivables, accounts payable and short term borrowings, the carrying amount approximates fair value. The fair value of long term debt is based on interest rates then currently available to the Company for issuance of debt with similar terms and remaining maturities. The fair value of investments was based on quoted market prices at year end.

December 31,	2003		2002	
	Carrying Amounts	Fair Value	Carrying Amounts	Fair Value
Assets:				
Cash and cash equivalents	$ 1,086.0	$ 1,086.0	$ 967.9	$ 967.9
Investments:				
Fixed income	100.5	100.5	66.3	66.3
Trade receivables, net	622.8	622.8	547.5	547.5
Forward exchange contracts	—	—	6.7	6.7
Interest rate swaps	2.1	2.1	7.4	7.4
Liabilities:				
Accounts payable	146.1	146.1	117.0	117.0
Short term borrowings	1,326.8	1,326.8	1,772.8	1,772.8
Long term debt	83.5	85.7	103.9	106.8
Forward exchange contracts	1.0	1.0	3.0	3.0
Interest rate swaps	7.9	7.9	1.0	1.0

Investment amounts include net unrealized holding losses of $1.1 and $0.9 at December 31, 2003 and 2002, respectively. During 2001, an impairment loss on a marketable equity investment of $9.1 was recorded in other nonoperating expenses ($5.7 net of tax).

Concentrations of Credit Risk. As part of its ongoing control procedures, the Company monitors concentrations of credit risk associated with corporate issuers of securities and financial institutions with which it conducts business. Credit risk is minimal as credit exposure limits are established to avoid a concentration with any single issuer or institution. The Company also monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Concentrations of credit risk associated with these trade receivables are considered minimal due to the Company's diverse customer base. Bad debts have been minimal. The Company does not normally require collateral or other security to support credit sales.

(14) Related Party Transactions

At December 31, 2003, Nestlé owned 74.6% of the outstanding common shares of Alcon.

The Company's material transactions with related parties have been with Nestlé and its subsidiaries. All material related party transactions that are not disclosed elsewhere in these notes are included below.

During 2003, 2002 and 2001 the Company had investments and borrowings with Nestlé and its subsidiaries which resulted in the following impact to earnings before income taxes:

	2003	2002	2001
Interest expense	$ 8.2	$ 19.4	$ 80.8
Interest income	$ —	$ 3.8	$ 37.6

The Company sold Alcon Germany to Nestlé's German subsidiary effective January 1, 2001 for approximately $30.0, and, under the separation agreement, Nestlé's German subsidiary sold it back to the Company effective January 1, 2002, for approximately $42.0. Alcon Germany's results of operations have been consolidated by the Company and are reflected in all periods presented in the accompanying consolidated financial statements.

The Company leases certain facilities from Nestlé subsidiaries which resulted in rent expense of $0.7, $0.2 and $0.6 in 2003, 2002 and 2001, respectively. Nestlé provides the Company with certain services, including a portion of the Company's information technology licenses, corporate legal services, certain treasury and cash management activities and certain internal audit activities. Nestlé charges the Company for its portion of the costs of these services based on arm's length prices. Such charges were less than $1.5 in each of the three years ended December 31, 2003.

Prior to 2002 an officer of the Company had received options to purchase Nestlé common stock. Contemporaneously with the IPO, the officer agreed to surrender options to purchase 17,110 Nestlé shares, of which options to purchase 8,520 shares were exercisable, in exchange for options to purchase 80,000 Alcon common shares. The new options were granted pursuant to the 2002 Alcon Incentive Plan and generally contain the same terms as other options issued under the plan.

The Company executes certain foreign exchange contracts through Nestlé Finance SA, Cham to benefit from Nestlé's foreign exchange transaction volumes and expertise. At December 31, 2003, the Company had a notional amount outstanding with Nestlé of $87.0.

(15) Pension and Postretirement Benefits

The Company's pension and postretirement benefit plans, which in aggregate cover substantially all employees in the United States and employees in certain other countries, consist of defined benefit pension plans, defined contribution plans and a postretirement health care plan. The Company's cost of defined contribution plans was $53.7, $49.6 and $45.4 in 2003, 2002 and 2001, respectively. The information provided below pertains to the Company's defined benefit pension plans and postretirement health care plan. The measurement date used to determine pension and postretirement benefit measurements for the majority of the benefit plans is December 31 of the respective year. In December 2003, Alcon's board of directors approved the Alcon Supplemental Executive Retirement Plan ("ASERP"). The ASERP is a non-qualified pension plan for key employees who become eligible for participation on or after January 1, 2004. Existing participants in the non-qualified Executive Salary Continuation Plan ("ESCP") will continue to accrue benefits under the ESCP through December 31, 2008. Thereafter, they will begin to accrue benefits for future service under the provisions of the ASERP. The following disclosures do not take into consideration the ASERP.

The following table reconciles the changes in benefit obligations, fair value of plan assets, and funded status for the two-year period ending December 31, 2003:

	Pension Benefits		Postretirement Benefits	
	2003	2002	2003	2002
Change in Benefit Obligation				
Benefit obligation at beginning of year	$ 219.9	$ 193.5	$ 175.3	$ 123.9
Service cost	14.5	13.4	10.1	7.3
Interest cost	13.2	12.1	11.7	9.1
Benefits paid	(8.4)	(6.9)	(4.2)	(4.6)
Foreign currency translation	2.3	1.5	—	—
Actuarial (gain)/loss	12.6	6.3	(19.9)	39.6
Benefit obligation at end of year	$ 254.1	$ 219.9	$ 173.0	$ 175.3
Change in Plan Assets				
Fair value of plan assets at beginning of year	$ 18.5	$ 12.8	$ 71.2	$ 87.2
Actual return on plan assets	0.3	(0.2)	16.2	(11.4)
Employer contribution	5.5	5.0	—	—
Foreign currency translation	2.5	1.5	—	—
Benefits paid	(0.9)	(0.6)	(4.2)	(4.6)
Fair value of plan assets at end of year	$ 25.9	$ 18.5	$ 83.2	$ 71.2
Reconciliation of Funded Status to Consolidated Balance Sheet				
Funded status	$ (228.2)	$ (201.4)	$ (89.8)	$ (104.1)
Unrecognized prior service cost	—	—	3.3	3.8
Unrecognized actuarial (gain)/loss	38.6	29.9	26.3	58.9
Adjustment required to reflect minimum liability	(3.8)	—	—	—
Net amount recognized in the consolidated balance sheet	$ (193.4)	$ (171.5)	$ (60.2)	$ (41.4)
Reconciliation to Consolidated Balance Sheet				
Prepaid pension costs in other current assets	$ 1.4	$ —	$ —	$ —
Pension and postretirement obligation in other long term liabilities	(194.8)	(171.5)	(60.2)	(41.4)
Net amount recognized in the consolidated balance sheet	$ (193.4)	$ (171.5)	$ (60.2)	$ (41.4)
Weighted-Average Assumptions as of December 31,				
Discount rate	2.0–9.5%	3.0–6.5%	6.25%	6.75%
Expected return on plan assets	2.0%	3.0%	8.25%	8.75%
Rate of compensation increase	3.0–9.0%	5.0–9.0%	N/A	N/A

The expected long term rate of return on plan assets is based on historical market index returns for the applicable asset classes weighted in proportion to the target asset allocation of the plan. A slight downward adjustment was made to the expected long term rate of return in 2003 and 2002 to incorporate near term volatile market conditions.

The Company recorded a minimum pension liability of $2.5, net of tax, at December 31, 2003. The adjustment was reflected in other comprehensive income and other long term liabilities.

Plan Assets. The Company's post retirement benefit plan weighted average asset allocations at December 31, 2003 and 2002, respectively, by asset category are as follows:

	Plan Assets At December 31,	
	2003	2002
Asset Category		
Equity securities	64%	60%
Debt Securities	36%	40%
Total	100%	100%

The investment strategy for the postretirement benefit plan utilizes a variety of asset classes to provide return opportunities that are consistent with an acceptable risk tolerance. The weighted average target asset allocation for the plan is 60% equity securities and 40% debt securities. At December 31, 2003 and 2002, the equity securities consisted of an S&P 500 index and the debt securities were comprised of a Lehman Aggregate bond index and a money market fund.

Contributions. The Company does not expect to make any contributions to its pension or post retirement benefit plans in 2004.

Estimated Future Benefit Payments. The following benefit payments are expected to be paid:

	Pension Benefits	Postretirement Benefits
2004	$ 8.4	$ 3.9
2005	8.5	4.3
2006	8.9	4.6
2007	9.5	4.9
2008	10.2	5.3
2009–2013	67.5	33.8

	Pension Benefits			Postretirement Benefits		
	2003	2002	2001	2003	2002	2001
Components of Net Periodic Benefit Cost						
Service cost	$ 14.5	$ 13.4	$ 12.0	$ 10.1	$ 7.3	$ 7.6
Interest cost	13.2	12.1	9.7	11.7	9.1	9.3
Expected return on assets	0.5	(0.3)	(0.2)	(6.0)	(7.6)	(8.6)
Prior service cost amortization	—	—	—	0.5	0.5	0.5
Recognized actuarial loss	2.7	1.8	0.2	2.6	—	—
Net periodic benefit cost	$ 30.9	$ 27.0	$ 21.7	$ 18.9	$ 9.3	$ 8.8

The health care cost trend rate used to measure the expected cost of benefits covered by the postretirement plan is 10.0% in 2003, declining to 5.0% in 2007 and after. The effect of a one percentage point change in assumed medical cost trend rates is as follows:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$ 3.6	$ (3.3)
Effect on the postretirement benefit obligation	$ 33.6	$ (30.5)

In certain countries, the Company's employees participate in defined benefit plans of Nestlé. No separate valuation for the Company's employees has historically been prepared for the plans, as they are not material to the Company or to Nestlé. Accordingly, these plans are treated as multi-employer plans. Annual contributions to these plans are determined by Nestlé and charged to the Company. Company contributions to these plans during 2003, 2002 and 2001 were $5.2, $3.8 and $2.6, respectively.

(16) Commitments and Contingencies

The Company and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement. The Company believes that it has valid defenses and is vigorously defending the litigation pending against it.

The Company's tax returns are subject to examination by various taxing authorities. Management records current tax liabilities based on their best estimate of what they will ultimately settle with the taxing authorities upon examination.

While the results of the aforementioned contingencies cannot be predicted with certainty, management believes that the final outcome of these contingencies are adequately covered by insurance and/or the ultimate liability, if any, will not have a material adverse effect on the Company's consolidated financial position or results of operations. Although management believes that the tax treatments reflected in the accompanying financial statements comply with the various tax laws and regulations, some of the tax treatments may change if challenged by the taxing authorities. Litigation contingencies are subject to change based on settlements and court decisions.

The Company leases certain facilities and equipment under operating leases. Lease expense incurred was $46.7, $43.1 and $44.3 during 2003, 2002 and 2001, respectively. Future minimum aggregate lease payments under non-cancelable operating leases with a term of more than one year are as follows:

Year	Amount
2004	$ 34.6
2005	27.2
2006	17.9
2007	11.5
2008	7.8
Thereafter	21.3
Total minimum lease payments	$ 120.3

The Company has entered into various fixed and variable purchase commitments and license agreements, requiring future minimum royalties, through 2017. All commitments are expected to be fulfilled with no adverse consequences to the Company's operations or financial condition. The total unconditional fixed purchase obligations and future minimum royalties at December 31, 2003 were as follows:

Year	Amount
2004	$ 13.5
2005	14.9
2006	13.8
2007	4.9
2008	4.4
Thereafter	6.3
Total	$ 57.8

Total payments related to the variable purchase commitments for the year ended December 31, 2003, 2002 and 2001 were $38.8, $41.2 and $38.5, respectively.

At December 31, 2003, the Company had guaranteed less than $5.0 of debt for certain customers. At December 31, 2003, the Company had outstanding letters of credit of $6.9. The letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions.

(17) Preferred Shares of Subsidiary

In May of 2000 Alcon Holdings Inc. ("AHI," a wholly-owned subsidiary of Alcon) issued four series of non-voting, non-convertible cumulative preferred shares, with Series A, B and C denominated in Swiss francs and Series D denominated in U.S. dollars. These shares were issued as part of the creation of a U.S. holding company that would be used to make U.S. acquisitions.

As part of a restructuring of AHI's equity, on November 5, 2002, Alcon sold to two financial investors all of the AHI Series A and B preferred shares, 20,000 preferred shares, for a total sales price of 1,997 Swiss francs. Alcon also contributed to AHI all of the Series C and D preferred shares it owned. After the sale, Alcon continued to own 100% of AHI's common shares and all voting rights in AHI.

On November 26, 2002, AHI redeemed all of its outstanding Series A and B preferred shares. AHI paid the investors an aggregate of 2,003 Swiss francs for the 20,000 preferred shares and accrued dividends. The preferred shares were immediately retired. AHI financed the redemption primarily with proceeds from the issuance of commercial paper.

For the year ended December 31, 2002, earnings available to common shareholders and earnings per share were reduced by the preferred dividends and the excess of the redemption cost over the carrying value of the preferred shares, totaling approximately $3.9.

(18) Exit Activities

Prior to the purchase of Summit in July 2000, the Company began assessing and formulating a plan to exit the leased facility which represented Summit's corporate headquarters. These actions resulted in the accrual of severance for approximately 180 employees and other costs, as well as lease payments on the vacated facility as of the acquisition date which was recorded as part of the purchase price of Summit. During the first half of 2001, the closure of this facility was completed and severance payments were made. The remaining lease costs will be paid out over the remaining lease term through 2005.

	Employee Termination Benefits	Other Exit Costs	Total
Balance, December 31, 2000	$ 6.7	$ 2.8	$ 9.5
Accrued	—	—	—
Spending	(6.7)	$ (0.2)	(6.9)
Balance, December 31, 2001	—	2.6	2.6
Spending	—	(0.7)	(0.7)
Balance, December 31, 2002	—	1.9	1.9
Spending	—	(0.7)	(0.7)
Balance, December 31, 2003	$ —	$ 1.2	$ 1.2

The exit cost accrual is included in other current liabilities in the accompanying consolidated balance sheets.

(19) Sale of Plant

In November 2003, the Company sold its manufacturing facility in Madrid, Spain, for $21.6 in cash resulting in a pre-tax gain of $8.2.

(20) Subsequent Events

On February 11, 2004, Alcon's board of directors approved the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, Alcon will purchase shares in open market transactions.

On February 11, 2004, the board of directors approved the grant to certain employees incentive options to purchase approximately 4.2 million Alcon common shares at $63.32, the closing market price on this date, pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2007 and expire in 2014.

(21) Unaudited Quarterly Information

	Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
2003				
Sales	$ 807.1	$ 925.4	$ 822.7	$ 851.7
Operating income	194.4	260.9	224.6	199.5
Net earnings	130.2	178.2	153.1	133.9
Basic earnings per common share	$ 0.42	$ 0.58	$ 0.50	$ 0.43
Diluted earnings per common share	$ 0.42	$ 0.57	$ 0.49	$ 0.43
2002				
Sales	$ 706.5	$ 809.5	$ 743.9	$ 749.2
Operating income	151.6	236.9	195.9	119.3
Net earnings	94.0	162.8	125.1	85.0
Basic earnings per common share	$ 0.33	$ 0.53	$ 0.41	$ 0.26
Diluted earnings per common shares	$ 0.33	$ 0.53	$ 0.41	$ 0.26

Quarterly sales trends reflect seasonality in several products, including ocular allergy and otic products, in the form of increased sales during the spring months.

REPORT OF THE GROUP AUDITORS

To the General Meeting of Alcon, Inc., Hünenberg

As group auditors, we have audited the consolidated financial statements (consolidated balance sheet and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries for the year ended December 31, 2003, as included in the Annual Report on pages 74 to 99 and the Swiss disclosure requirements on pages 101 and 102.

These consolidated financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements comply with Swiss law and the consolidation and valuation principles as set out in the notes to the consolidated financial statements.

We recommend that the consolidated financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Dr. Elisabeth Kruck   Thomas Affolter
Swiss Certified Accountant   Swiss Certified Accountant
Auditor in Charge

Zurich, February 17, 2004

SWISS DISCLOSURE REQUIREMENTS

(in millions of US dollars)

The consolidated financial statements (consolidated balance sheet and related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows) of Alcon, Inc. and subsidiaries (the "Company") for the year ended December 31, 2003 are included in the Annual Report on pages 74 to 99. Swiss law requires additional reporting disclosures which are included in the notes below.

(1) Significant Shareholders

At December 31, 2003, Nestlé S.A. holds 74.44% of the issued common shares of Alcon, Inc. The remaining shares are publicly traded on the New York Stock Exchange since March 21, 2002. Based on a report filed with the U.S. Securities and Exchange Commission by FMR Corp. ("Fidelity"), Edward C. Johnson 3d and Abigail P. Johnson, each of the foregoing persons is deemed to be the beneficial owner of 16,903,242 common shares of Alcon, Inc., representing 5.48% of the outstanding common shares of Alcon, Inc. at December 31, 2003. Alcon, Inc. is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the common shares.

(2) Investment in Subsidiaries

The following is a list of Alcon, Inc.'s and subsidiaries' major investments as of December 31, 2003. The consolidated ownership of each of these investments as of December 31, 2003 is 100%.

Name	Domicile	Activity	Issued Share Capital
Alcon RefractiveHorizons, Inc.	Delaware, USA	Holding	$ 0.1
Alcon Holdings Inc.	Delaware, USA	Holding	0.1
Alcon Pharmaceuticals, Inc.	Delaware, USA	Distributor	0.1
Falcon Pharmaceuticals, Ltd.	Texas, USA	Distributor	0.1
Alcon Laboratories (UK) Limited	Herts, UK	Distributor	4.9
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	0.1
Alcon Japan Ltd.	Tokyo, Japan	Distributor	3.7
Alcon Laboratories (Australia) Pty. Ltd	Frenchs Forest, Australia	Distributor	2.0
Alcon Canada Inc.	Missisauga, Canada	Distributor	4.3
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	0.1
Alcon Hong Kong, Limited	Hong Kong	Distributor	0.1
Alcon Pte Ltd.	Singapore	Distributor	0.1
Alcon Italia S.p.A.	Milan, Italy	Distributor	1.7
Alcon Pharma GmbH	Freiburg, Germany	Distributor	0.5
Alcon Laboratories, Inc.	Delaware, USA	Manufacturer and Distributor	0.1
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	2.4

Name	Domicile	Activity	Issued Share Capital
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	$ 15.0
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	13.5
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	10.6
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	4.7
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	1.2
Alcon Manufacturing, Ltd.	Texas, USA	Manufacturer	0.1
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	0.1
Alcon Capital Corporation	Delaware, USA	Finance	0.1
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	371.2
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	0.6
Alcon Research, Ltd.	Texas, USA	Research & Development	0.1
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	0.1

(3) Fixed Assets

The fire insurance value for fixed assets amounts to $1,496.2 and $1,383.3 at December 31, 2003 and 2002, respectively.

(4) Expense by Nature

The following items are allocated to the appropriate headings of expenses by function in the consolidated statements of earnings for the year ended December 31.

	2003	2002
Depreciation of property, plant and equipment	$ 110.4	$ 92.0
Salaries and welfare expenses	1,003.9	933.3
Direct material cost	370.2	324.6

REPORT OF THE STATUTORY AUDITORS

To the General Meeting of Alcon, Inc., Hünenberg

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, statement of earnings and retained earnings and notes) of Alcon, Inc. for the year ended December 31, 2003.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of retained earnings comply with Swiss law and the Company's articles of association.

We recommend that the financial statements submitted to you be approved.

KPMG Klynveld Peat Marwick Goerdeler SA

Dr. Elisabeth Kruck   Thomas Affolter
Swiss Certified Accountant   Swiss Certified Accountant
Auditor in Charge

Zurich, February 17, 2004

Enclosures:
• Financial statements (balance sheet, statement of earnings and retained earnings and notes)
• Proposed appropriation of retained earnings

BALANCE SHEET

As of December 31,	Note	2003	2002
		CHF	*CHF*
Assets			
Current assets:			
Cash and banks		684,802,904	1,164,503,393
Accounts receivable:			
Due from affiliated companies		177,648,076	84,059,224
Treasury shares		56,080,895	10,926,520
Prepayments and other current assets		2,904,712	6,347,079
		921,436,587	1,265,836,216
Non-current assets:			
Loans due from affiliated companies	3	1,232,306,966	1,136,079,577
Investments	4	946,296,245	865,872,253
Intangible assets		12,631,707	186,330,421
		2,191,234,918	2,188,282,251
		3,112,671,505	3,454,118,467
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable:			
Due to third parties		231,368	16,803
Due to affiliated companies		156,100,028	363,785,120
Accrued income taxes		4,839,284	14,893,898
Other accrued liabilities		41,199,305	19,566,848
		202,369,985	398,262,669
Non-current liabilities			
Other long-term liabilities		204,528,285	179,780,625
Provisions		875,708,472	1,395,000,000
		1,080,236,757	1,574,780,625
Shareholders' equity:			
Share capital	5	61,862,055	61,846,340
Legal reserve	6	561,601,116	605,449,967
Reserve for own shares	7	59,177,606	11,838,545
Retained earnings		1,147,423,986	801,940,321
		1,830,064,763	1,481,075,173
		3,112,671,505	3,454,118,467

STATEMENT OF EARNINGS AND RETAINED EARNINGS

For the year ended December 31,	2003	2002
	CHF	*CHF*
Income		
Dividend income	213,766,524	317,833,260
Royalty income	701,945,546	662,333,463
Other investment income	393,668,049	636,680,970
Interest income	50,075,372	53,017,985
Miscellaneous income	23,652,793	4,984,540
	1,383,108,284	1,674,850,218
Expenses		
Royalty expenses	219,009,199	248,150,047
Research and development expenses	403,694,758	340,019,338
Outside services and fees	1,172,409	69,821,594
Amortization of intangibles	51,807,994	10,993,622
Investment write-downs	23,148,411	68,790,935
Personnel related expenses	5,610,387	3,862,837
Administration and other operating expenses	13,540,888	24,381,688
Interest expenses	7,842,379	10,351,852
Withholding and miscellaneous taxes	3,548,618	9,658,230
Foreign exchange differences	128,629,933	71,894,886
Other expenses	45,511,850	14,488,964
	903,516,826	872,413,993
Earnings before income taxes	479,591,458	802,436,225
Income tax benefit (expense)	4,958,769	(495,904)
Net earnings	484,550,227	801,940,321
Retained earnings at beginning of the year	801,940,321	1,640,498,469
Dividend distribution	(139,066,562)	(1,640,498,469)
Retained earnings at end of the year	1,147,423,986	801,940,321

NOTES TO THE FINANCIAL STATEMENTS

(1) General

The Company is registered in Hünenberg in the Canton of Zug, Switzerland. Its principal activity is holding investments, patents, trademarks and technical and industrial know-how.

Nestlé S.A. holds 74.44% of the issued common shares of Alcon, Inc. The remaining common shares are publicly traded at the New York Stock Exchange (NYSE) since March 21, 2002. Based on a report filed with the U.S. Securities and Exchange Commission by FMR Corp. ("Fidelity"), Edward C. Johnson 3d and Abigail P. Johnson, each of the foregoing persons is deemed to be the beneficial owner of 16,903,242 common shares of Alcon, Inc., representing 5.48% of the outstanding common shares of Alcon, Inc. at December 31, 2003. The Company is not aware of any other significant shareholder holding, directly or indirectly, 5% or more of the share capital.

(2) Significant Accounting Policies

The accounting policies followed for dealing with items which are judged material or critical in determining the results for the year and stating the financial position are as follows:

(2.1) Foreign Currency Translation. The accounting records are kept in USD, which is the functional currency of the Company. Assets and liabilities which arise in currencies other than USD are translated at the rates of exchange prevailing at year-end; revenues and expenses are converted at monthly booking rates.

For statutory purposes, the financial statements are translated into CHF at the following rates:

Investments	– at historical rates
Intangible assets	– at historical rates
Other assets and liabilities	– at year-end rates
Equity	– at historical rates
Income and expenses	– at average rates

Net exchange gains and losses on translation and transactions are recognized in the income statement, except for unrealised gains which are deferred.

(2.2) Investments. Investments are recorded at cost or are written down on a conservative basis, taking into account the profitability of the company concerned.

(2.3) Treasury Shares. Treasury shares are carried at the lower of cost or market.

(2.4) Intangible Assets. The intangible assets are amortized on a straight-line basis over a period between seven and fourteen years.

(2.5) Taxation. Provision has been made for all Federal and Cantonal income and capital taxes estimated to be payable on the basis of earnings reported through December 31, 2003.

(3) Loans Due from Affiliated Companies

The Company has signed two subordination agreements for loans due from two subsidiaries that amount to CHF 8,408,000 as of December 31, 2003 (2002: CHF 8,591,000).

(4) Investments in Subsidiaries

The following is a list of the Company's major investments:

Name	Domicile	Activity	Issued Share Capital		Ownership
S.A. Alcon-Couvreur N.V.	Puurs, Belgium	Manufacturer and Distributor	EUR	4,491,831	99.62%
Alcon Cusí S.A.	El Masnou (Barcelona), Spain	Manufacturer and Distributor	EUR	11,599,783	100.00%
Laboratoires Alcon S.A.	Rueil-Malmaison, France	Manufacturer and Distributor	EUR	12,579,102	100.00%
Alcon Laboratories (UK) Limited	Herts, UK	Distributor	GBP	3,100,000	100.00%
Alcon Pharmaceuticals Ltd.	Hünenberg, Switzerland	Distributor	CHF	100,000	100.00%
Alcon Japan Ltd.	Tokyo, Japan	Distributor	JPY	27,500,000	100.00%
Alcon Laboratories (Australia) Pty. Ltd.	Frenchs Forest. Australia	Distributor	AUD	2,550,000	100.00%
Alcon Canada Inc.	Missisauga, Canada	Distributor	CAD	(Shares with no nominal value)	100.00%
Alcon (Puerto Rico) Inc.	Puerto Rico	Distributor	USD	100	100.00%
Alcon Laboratorios do Brasil Ltda.	Sao Paulo, Brazil	Manufacturer and Distributor	BRL	7,729,167	100.00%
Alcon Laboratorios, S.A. de C.V.	Mexico City, Mexico	Manufacturer and Distributor	MXP	5,915,300	100.00%
Trinity River Insurance Co. Ltd.	Bermuda	Captive Insurance	USD	120,000	100.00%
Alcon Hong Kong, Limited	Hong Kong	Distributor	HKD	77,000	100.00%
Alcon Pte Ltd.	Singapore	Distributor	SGD	164,000	100,00%
Alcon (China) Ophthalmic Product Co., Ltd.	Beijing, China	Manufacturer and Distributor	USD	1,357,455	100.00%
Alcon Ireland B.V.	Amsterdam, The Netherlands	Manufacturer	EUR	395,696	100.00%
N.V. Alcon Coordination Center	Puurs, Belgium	Finance	EUR	415,000,000	86.16%
Alcon Italia S.p.A.	Milan, Italy	Distributor	EUR	1,300,000	99.00%
Alcon Laboratuvarlari Ticaret AS	Istanbul, Turkey	Distributor	TRL	17,724,114,600,000	100.00%
Alcon Pharma GmbH	Freiburg, Germany	Distributor	EUR	511,292	100.00%
Alcon Credit Corporation	Hünenberg, Switzerland	Finance	CHF	1,000,000	100.00%
Alcon Holdings Inc.	Wilmington, USA	U.S. Sub-Holding	USD	10	100.00%

There were no major investment activities by the Company during 2003.

(5) Share Capital

As of December 31, 2003 the Company's share capital comprises 309,310,273 issued and fully paid registered shares with a nominal value of CHF 0.20 each (2002: 309,231,699 shares).

The General Meeting held on February 25, 2002 approved Conditional Capital in an amount not to exceed CHF 6 million. The share capital may be increased through the issuance of up to 30,000,000 fully paid registered shares with a nominal value of CHF 0.20 per share in connection with the issuance of new shares for options to employees or directors of the Company and group companies.

During the year 2003, 78,574 new shares were issued based on exercises of share options by employees. As of December 31, 2003 the Conditional Capital amounts to 27,664,727 registered shares at CHF 0.20, each representing a total of CHF 5,532,945.

(6) Legal Reserve

The Company appropriates earnings to a legal reserve in accordance with the provisions of Swiss law. For holding companies such a reserve is, to the extent of 20% of the share capital, not readily available for distribution.

(7) Reserve for Own Shares

During the year a total of 678,723 shares have been acquired at a cost of CHF 47,339,061. These shares will be recorded in the Share Register as being without voting rights and will not rank for dividends.

The total of 878,255 own shares, including 87,033 shares held for a deferred compensation plan, held at December 31, 2003 represents 0.28% of Alcon, Inc.'s share capital (2002: 199,532 own shares).

(8) Commitments

The Company is committed to make future minimum payments under non-cancellable patent and know-how licence agreements that amount to approximately CHF 16 million as of December 31, 2003 (2002: approximately CHF 59 million).

(9) Contingent Liabilities

The Company issued guarantees to third parties on behalf of subsidiaries that amount to approximately CHF 14 million (2002: CHF 11 million).

PROPOSED APPROPRIATION OF RETAINED EARNINGS

According to the proposal submitted by the Board of Directors, the retained earnings of CHF 1,147,423,986 are to be appropriated as follows:

	CHF
Dividend for 2003, CHF 0.72 per share on 308,432,018 shares	222,071,053
Dividend for 2003, CHF 0.72 per share on 510,925 shares relating to the Alcon Incentive Plan[a]	367,866
Balance to be carried forward	924,985,067
	1,147,423,986

(a) This relates to shares reserved for option rights which may be exercised in 2004, less any treasury shares acquired in 2004, prior to the record date for dividend payments.

The dividends on those shares for which the option rights are not exercised by the record date of the dividend payment, and on any shares acquired by Alcon in 2004 and held in Treasury on the record date, will be transferred to retained earnings.

Of the total of CHF 186,710 of the proposed dividend in 2002, CHF 2,087 were actually paid out in 2003, whilst the balance of CHF 184,623 was transferred to retained earnings.

The gross dividend amounts to CHF 0.72 per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 0.468 per share will be payable.

CORPORATE INFORMATION

Corporate Headquarters
Bösch 69
P.O. Box 62
CH-6331 Hünenberg, Switzerland
+41 (41) 785 88 88

Board of Directors
Timothy R.G. Sear, Chairman[2]
Peter Brabeck-Letmathe, Vice-Chairman[3, 5]
Dr. Werner J. Bauer[1]
Francisco Castañer[1, 6]
Dr. Wolfgang H. Reichenberger[2]
Philip G. Geier, Jr.[3, 4, 5, 6, 7]
Thomas G. Plaskett[2, 4, 7]
Lodewijk J.R. de Vink[1, 4, 5, 6, 7]

U.S. General Office
6201 South Freeway
Fort Worth, Texas 76134
(817) 293-0450

Common Stock
The Company's common stock
is listed on the NYSE under the
ticker symbol ACL.

Website
www.alconinc.com

Investor Relations
Vice President of Investor Relations
6201 South Freeway
Fort Worth, Texas 76134
(800) 400-8599

Transfer Agent and Registrar
The Bank of New York
620 Avenue of the Americas
New York, New York 10011
(800) 524-4458
www.stockbny.com

Auditors and Group Auditors
KPMG Klynveld Peat Marwick Goerdeler SA
Badenerstrasse 172
CH-8004 Zurich, Switzerland

Special Auditors
Zensor Revisions AG
Metallstrasse 9
CH-6300 Zug, Switzerland

(1) Term expires in 2004
(2) Term expires in 2005
(3) Term expires in 2006
(4) Audit Committee
(5) Nominating/Corporate
    Governance Committee
(6) Compensation Committee
(7) Independent Director

*Certain Alcon corporate governance documents are available on this web site, including a comparison
of Alcon's Swiss corporate governance and NYSE requirements for U.S. companies.

Cautionary Note Regarding Forward-Looking Statements This Annual Report contains forward-looking statements, including, but not limited to, statements about the progress of our research and development programs; the receipt of regulatory approvals; competition in our industry; the impact of pending or future litigation; changes in, or the failure or inability to comply with, governmental regulations; the sizes of and growth rates in our markets and our share of them; exchange rate fluctuations; general economic conditions; demographic and other trends affecting the ophthalmic industry and future demand for our products; and our financial condition and results of operations. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to uncertainty and known and unknown risks that may cause our actual results, performance or achievements to be materially different from what we expect or what is expressed or implied by our forward-looking statements. You should not place undue reliance on these forward-looking statements, because they represent our estimates and assumptions only as of the date of this report and do not give any assurance as to future results. Factors that might cause future results to differ include, but are not limited to: the production and launch of commercially viable products may take longer and cost more than expected; research and development expenditures may not yield products that achieve commercial success; changes in the competitive environment, third-party reimbursement procedures, the economic environment, conditions in our markets, currency exchange rate fluctuations and other uncontrollable factors; future events with material unforeseen impacts, including, but not limited to, war, natural disasters and acts of terrorism; supply and manufacturing disruptions; the availability of qualified personnel necessary to grow our business; difficulty in protecting our intellectual property rights; pending or future litigation, government regulation or legislation; product recalls or withdrawals; and the occurrence of environmental liabilities arising from our operations. You should read this report completely and with the understanding that we qualify all of our forward-looking statements by these cautionary statements. We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Design: Cahan & Associates, San Francisco

On the back: Montana, United States. Today, seniors are living longer and more active lives than preceding generations, and the ability to see well is integral to maintaining their independence and enhancing their quality of life. Alcon is by far the world leader in eye care, and its existing products and innovative research are making age-related blindness increasingly rare in the developed world.

